REGIS



2020

PROXY STATEMENT

AND NOTICE OF ANNUAL MEETING

REGIS

LETTER FROM THE INCOMING BOARD CHAIR

Dear Regis shareholders, employees, franchise owners and customers,

The medical, economic, and social trauma we are all experiencing has hit the Regis community hard. Our salons were forced to close, upending the lives of thousands of the kinds of entrepreneurs who have made the US strong. We, too, were forced to furlough the majority of our workforce and reduce pay for those of us who remained. My fellow board members and I increased our workload—meeting weekly—and decreased our pay—to zero—through our darkest months.

As you will read in the summary that follows, we and our management team moved quickly to protect our people and continue the transformation to a franchise-based model we had started under our turnaround CEO Hugh Sawyer. Hugh is now retiring and I thank him for his work during these difficult times. We recruited a new CEO—Felipe Athayde—with a track record of growing franchise-based companies, and advanced our cutting-edge digital platform in a sector not known as a technological hotbed.

While our volumes are, of course, down, our scale confers benefits not shared by most operators in our sector—we are, for example, offering employment to stylists who lost their jobs elsewhere and evaluating interesting new real estate opportunities. We are willing to bet long on human beings' interest in good grooming and our ability to deliver it in a changed world.

We are also willing to bet on the basic humanity of our culture: while the world only recently focused on strong diversity rhetoric, we have been steadily creating jobs and futures for a workforce the vast majority of whom are diverse by orientation, race, ethnicity, gender, or a combination of these and other protected categories. Not only that, our franchise model has always been the gateway that immigrants, minorities, women, and other entrepreneurs who have a hard time accessing traditional career paths, have used to build futures. As soon as it was legal for our salons to open, I got a haircut at one so I could personally thank our franchisees' front-line stylists and reinforce our commitment to them—the economic front lines of diversity matter as much as the social.

Finally, we continue to build our governance leadership. We elected Virginia Gambale as our Lead Independent Director to partner with me in my role as our newly elected independent board chair.

We ask, on behalf of all of our people, that you support us with your votes on the items described in this proxy. We also ask you to visit one of our salons and let your stylists know you are a shareholder. You can help us show our appreciation and support.

Sincerely,

Daniel Beltzman
Incoming Board Chair

LETTER FROM THE NEWLY APPOINTED REGIS PRESIDENT AND CEO

Dear Regis shareholders, employees, franchise owners and customers,

I am humbled and excited to be joining you as Regis' newly appointed Chief Executive Officer. These are, of course, uncertain times, but uncertain times always open new possibilities. Possibilities we can achieve together.

If you think I am being too optimistic, let me try to convince you otherwise. To do that, let's ignore, for the moment, all the things we can't know right now. Let's consider instead, some of the things we do know.

Human beings' interest in looking their best is both powerful and endearing. We know core demand for these services is - and will always be - inherently strong. People are longing to be with other people again… and feeling good about themselves! We must use the present to make sure we are ready for them as they come out of hibernation.

Regis is fortunate to have started its strategic transformation before the pandemic. For this, I must thank our departing CEO Hugh Sawyer, whose reputation as a turnaround leader is well-earned. Regis is using the shifts taking place now to seek new talent, find new locations, increase the technological support for stylists and owners, and raise the reputation of these amazing brands more generally. As President Kennedy once famously observed, "Written in Chinese, the word crisis is comprised of two characters. One represents danger, and the other represents opportunity." Regis has already built the foundation for us to seize today's very real opportunities.

My credentials of working with franchise owners of multiple brands for almost a decade, my background as a colleague and leader of diverse teams, and my experiences in building value when opportunity allows, all make me excited to join the Regis team. I look forward to meeting you (both virtually and soon in-person), working with you, and learning from you.

All the best,

Felipe Athayde
Incoming CEO



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of Regis Corporation:

OCT 27

9:00 A.M. CT

The Annual Meeting of the Shareholders (the “Annual Meeting”) of Regis Corporation (referred to as “we,” “us,” “our,” “Regis” and the “Company”) will be held on October 27, 2020 commencing at 9:00 a.m. Central Time. The Annual Meeting will be conducted completely as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/RGS2020. The purposes of the meeting are:

- ✓ To elect the seven directors listed in the proxy statement to serve for a one-year term and until their successors are elected and qualified;
- ✓ To approve, on an advisory basis, the compensation of our named executive officers (referred to as the “Say-on-Pay” proposal);
- ✓ To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2021; and
- ✓ To transact such other business, if any, as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only holders of record of our common stock at the close of business on August 31, 2020 are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. We are providing our proxy materials, which include our Notice and Proxy Statement and Annual Report, to such holders of record of our common stock beginning on or about September 16, 2020.

Whether or not you plan to participate in the Annual Meeting, please submit your proxy by telephone or through the Internet in accordance with the voting instructions provided to you. If you requested a paper copy of the proxy card by mail, you may also date, sign and mail the proxy card in the postage-paid envelope that is provided with your proxy card. Should you nevertheless participate in the Annual Meeting, you may revoke your proxy and vote your shares electronically during the Annual Meeting.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the record holder that you must follow in order for your shares to be voted. If you plan to vote your shares during the Annual Meeting, you will need the 16-digit control number included on your proxy card or your Notice of Internet Availability of Proxy Materials. We recommend that you log in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts.

By Order of the Board of Directors,

Amanda P. Rusin
Corporate Secretary

September 16, 2020

TABLE OF CONTENTS

ITEM 1

ELECTION OF DIRECTORS

 **The Board unanimously recommends that you vote <u>FOR</u> the election of each of these director nominees.**

ELECTION OF DIRECTORS

What Has Kept Us Busy

In this section, we, your Board of Directors, provide information about who we are, how we are organized, how we operate, and what we are paid. We open with a summary of what we have been doing for you, our fellow shareholders. This information is not always included in proxy statements and we believe we should provide it, since you are being asked to re-elect us.

Our Board has shaped and governed, and our management team has taken, significant actions to drive our Company forward through difficult times:

✓ Conducted a comprehensive search for a successor CEO, resulting in the identification and appointment of Felipe Athayde as the Company's next CEO as we transition to our next chapter of growth

✓ Sold 1,475 Company-owned salons to franchisees, generating $91.6M in net cash proceeds as part of our conversion to a fully franchised asset-light platform

✓ Opened over 45 new franchise locations

✓ Completed restructuring to improve financial performance and align costs with the Company's franchise model, removed~$28 million of annualized general and administrative expenses during fiscal 2020

✓ Developed of our new, proprietary back office salon management system, OpenSalon Pro™

✓ Upgraded the Supercuts mobile app and launched the first Cost Cutters mobile app and mobile customer loyalty program

✓ Re-engineered the Company's "Franchise Resource Center" materially upgrading this site and information source for franchisees

✓ Expanded and upgraded digital education for stylists and salon managers

✓ Launched our new private label haircare products under our Blossom brand and relaunched a repackaged and reformulated version of our successful Designline private label brand

✓ Agreed to sell our stake in the Empire Education Group while maintaining the value we derive from our relationship with Empire through a strategic partnership

✓ Invited shareholders to engage directly with members of our board of directors to discuss our prior year's "say on pay" vote and other governance topics and held conversations with those who accepted the invitations

✓ Carefully managed the Company's operations during the COVID-19 impairment, including temporary and on-going government-mandated salon closures and limits to protect the health and safety of the Company's customers, employees, stylists and franchisees

✓ Executed a company-wide hibernation in May and June to preserve the Company's cash position including furloughs and pay reductions for salaried employees

✓ Worked with infectious disease specialists at the University of Minnesota Medical School to enhance customer and stylist safety

✓ Initiated landlord negotiations through JLL, a real-estate brokerage firm, in response to the circumstances of the COVID-19 pandemic

✓ Amended our revolving credit facility to remove all prior financial covenants in lieu of a minimum liquidity covenant more aligned with our transition to a fully-franchised, asset-light business

✓ Supported our franchisees through the COVID-19 pandemic by, among other things, waiving cooperative advertising fees and refunding certain prior contributions, which also reduced our marketing spend

✓ Promoted Kersten D. Zupfer to Executive Vice President and Chief Financial Officer

✓ Sold our prior headquarters, resulting in a $4 million gain, and completed the relocation of our headquarters

Lastly, the health, economic, and social crises of 2020 have put a spotlight on what companies are doing not just to protect their employees' safety and jobs, but to create cultures that enable people of all backgrounds and attributes to feel secure and valued and perform at their best.

Regis was furthering these goals well before 2020. Our first driver of diversity and inclusion is our structure: Regis is a company that supports thousands of individual small businesses—our franchisees. Strong data supports the fact that the franchise system provides exceptional opportunities for entrepreneurs who may not have connections or wealth or expensive educations or who may have faced other barriers to advancement.

In addition, as the chart below reflects, the vast majority of Regis's own employees are female:



Further, as the next chart shows, Regis also creates opportunities among its own employees for racial and ethnic minorities as recognized by the federal government and as counted by the national census:



Regis is examining opportunities to use its strengths as a naturally diverse company that uses the corporate structure most accessible to women, minorities, and immigrants to harness its social sustainability to drive financial sustainability.

The Board unanimously recommends that you vote <u>FOR</u> the election of each of the director nominees below.

Seven directors are to be elected at the annual meeting of shareholders to be held on October 27, 2020 (the "Annual Meeting"), each to hold office for one year until the 2021 annual meeting of shareholders and until their successors are elected and qualified. Based upon the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the seven persons named below for election as directors. Each of the Board's nominees are standing for re-election by the shareholders at the Annual Meeting, and each nominee has consented to serve if elected.

As previously disclosed, Hugh E. Sawyer, our Chair of the Board, President and Chief Executive Officer, is retiring from his positions with the Company when our new CEO, Felipe A. Athayde, commences his employment on October 5, 2020. Mr. Athayde has been elected by the Board to fill the vacancy created by Mr. Sawyer's retirement and he will stand for re-election at the Annual Meeting. In addition, David P. Williams, a current member of our Board, is not standing for re-election at the Annual Meeting.

In determining to nominate Ms. Ann Rhoades for re-election, the Board considered that Ms. Rhoades was 75 years old and therefore required under our governance guidelines to offer to not stand for re-election. The Board considered Ms. Rhoades' significant contributions to the Board, including leading the search committee for the new CEO as well as her oversight of matters relating to the culture among the Company's workforce and her continued high level of involvement, and determined to nominate Ms. Rhoades for re-election.

Unless authority to vote is withheld, proxies submitted will be voted for the election of the Board's nominees named herein as directors of Regis. If for any reason a nominee becomes unable to serve or for good cause will not serve if elected, the Nominating and Corporate Governance Committee may designate substitute nominees, in which event the shares represented by proxies returned to us will be voted for such substitute nominees. If the Nominating and Corporate Governance Committee designates any substitute nominees, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes certain biographical and other information about such nominees required by Securities and Exchange Commission ("SEC") rules.

Who We Are



Felipe A. Athayde

President, Americas, of Popeyes Louisiana Kitchen (through September 2020)

Director Nominee (term commencing October 2020)

Age: 41

Board committees

None

CAREER HIGHLIGHTS

- President, Americas, of Popeyes Louisiana Kitchen, owned by Restaurant Brands International, a multinational quick-service restaurant holding company, from March 2019 to September 2020
- Various positions with Restaurant Brands International between July 2011 and September 2020, including President, Latin America and Caribbean for Burger King and President, US for Tim Hortons

SKILLS / EXPERIENCE

- Leadership experience with franchise businesses, including expertise in strategy and brand development, finance, operations, marketing and sales
- Implementation of business-wide technology upgrades

EDUCATION

BBA, Fundação Getulio Vargas in Sao Paulo, Brazil
MBA, Northwestern University Kellogg School of Management

ALSO...

Before joining Burger King Corporation, Mr. Athayde worked as a Business Leader in the strategy department for Visa Inc. Latin America in Miami, FL, and as a bond trader for multiple financial institutions in the United States and Singapore.

OTHER PUBLIC BOARDS

None



Daniel G. Beltzman

General Partner, Birch Run Capital Advisors, LP

Independent

Director since 2012 Chair of the Board Elect

Age: 45

Board committees

- Compensation, *Chair*
- Nominating and Corporate Governance
- Technology

CAREER HIGHLIGHTS

- General Partner, Birch Run Capital Advisors, LP, an investment adviser, since May 2006
- Mergers and Acquisitions and Equity Research departments of Deutsche Bank Securities, Inc. and Bank of America Securities

SKILLS / EXPERIENCE

- Financial experience and expertise
- Represents a significant shareholder

EDUCATION

BBA, Accounting/Finance, University of Michigan
MAcc, University of Michigan

ALSO...

Daniel cofounded Birch Run Capital Advisors when he was 31. Birch Run looks to invest in organizations that believe that value follows values. It looks for organizations whose people are willing to invest their time, resources, and reputations to support both.

OTHER PUBLIC BOARDS

Former
- Ditech Holding Corp. f/k/a Walter Investment Management Corp. (2015 – 2019)

VOTING SUPPORT

2019: 97.0% | 2018: 97.5% | 2017: 97.3% | 2016: 86.5% | 2015: 88.0% | 2014: 99.4% | 2013: 92.8% | 2012: 99.4%



Virginia Gambale

Managing Partner, Azimuth Partners LLC

Independent

Director since 2018

Independent Lead Director since August 2020

Age: 61

Board committees

- Compensation
- Technology, *Chair*

CAREER HIGHLIGHTS

- Managing Partner & Founder, Azimuth Partners LLC, a strategic advisory firm in the field of technology innovation and growth strategies for early-, mid- and late-stage companies, since 2003
- Former head of Deutsche Bank Strategic Ventures and General Partner of Deutsche Bank Capital Partners
- Board President, Newport Music Festival
- Adjunct Faculty Member, Columbia University
- Mentor, Columbia University's Masters in Technology Leadership
- Senior management positions at Merrill Lynch, Bankers Trust and Marsh McLennan

SKILLS / EXPERIENCE

- Technologist - focuses on growth and innovation strategies for technology and technology-driven services companies
- Senior management positions (including CIO) at Merrill Lynch, Bankers Trust, Deutsche Bank and Marsh McLennan
- Deal structuring for venture and growth capital funding; led numerous M&A transactions in the tech sector

EDUCATION

BS, Mathematics & Computer Science, minor in Business, New York Institute of Technology

ALSO...

Virginia has extensive expertise in transformative business technology. She is also a concert pianist.

OTHER PUBLIC BOARDS

- JetBlue Airways Corporation (since 2006); Compensation Committee Chair; tenure will end with her term limit on JetBlue board in May 2021
- First Derivatives plc (since March 2015)
- Virtu Financial, Inc. (since January 2020)
- Nutanix, Inc. (since June 2020)

Former
- Dundee Corporation (2015 – 2018)
- Piper Jaffray Companies (2009 – 2011)
- Motive, Inc. (2004 – 2008)

VOTING SUPPORT

2019: 99.5% | 2018: 99.1%



David J. Grissen

Group President, Americas, Marriott International, Inc.

Independent

Director since 2013

Age: 63

Board committees

- Audit, ACFE
- Nominating and Corporate Governance, *Chair*
- Technology

CAREER HIGHLIGHTS

- Joined Marriott International, Inc., a global operator of hotels and related lodging facilities, in 1986 with his most recent role being Group President, Americas since 2020
- Various positions at Marriott including Group President; Group President, Americas; President, Americas; Executive Vice President of the Eastern Region; Senior Vice President of the Mid-Atlantic Region and Senior Vice President of Finance and Business Development
- Announced plans to retire from Marriott in the first quarter of 2021 after 36 years with the company

SKILLS / EXPERIENCE

- Leadership experience with a complex organization that includes franchised, managed and owned operations
- Building marketing platforms with multiple portfolio brands
- Acquisitions and integration

EDUCATION

BA, Michigan State University
MBA, Loyola University Chicago

ALSO...

David implemented the 4 Disciplines of Execution because he saw how employees understanding how their day-to-day activities relate to the company's overall business results made them feel they were all working towards a common goal and they make a difference and have a voice.

David, a long-time runner, served as Vice Chairman of Back On My Feet, a non-profit whose mission is helping the homeless via a structured running program.

OTHER PUBLIC BOARDS

Former

- Good Times Restaurants Inc. (2005 – 2010)

VOTING SUPPORT

2019: 98.4% | 2018: 98.3% | 2017: 99.0% | 2016: 89.0% | 2015: 89.3% | 2014: 99.5% | 2013: 98.1%



Mark S. Light

Former Chief Executive Officer, Signet Jewelers

Independent

Director since 2013

Age: 58

Board committees

- Compensation
- Nominating and Corporate Governance
- Technology

CAREER HIGHLIGHTS

- In 1978 joined Signet Jewelers, the world's largest retailer of diamond jewelry (with over 3,500 stores including Kay Jewelers, Zales, Jared The Galleria of Jewelry, H. Samuel, Ernest Jones, Peoples and Piercing Pagoda) operating in North America and the United Kingdom
- Chief Executive Officer and Director of Signet Jewelers from November 2014 until his retirement in July 2017
- Various management positions including President and Chief Operating Officer, Executive Vice President of Operations and Division President while at Sterling Jewelers, Signet's main US business

SKILLS / EXPERIENCE

- Led an international sales team to deliver a superior customer experience
- Led the development of start-up retail jewelry brand, Jared the Galleria of Jewelry to over $1 billion in annual revenue in 2017
- Led and managed many acquisitions while integrating synergies
- Led in the acquisition and integration of a large diamond-cutting factory in Botswana, Africa
- Led in the development of several exclusive international jewelry product brands such as Open Hearts by Jane Seymour, Neil Lane Bridal, and the Ever Us Two Stone collection to name a few

EDUCATION

Kent State University and Ohio University

ALSO...

When Mark became Head of Sterling, he oversaw a tripling of the unit's sales.

In his time at Signet, he oversaw a successful acquisition and integration of Zales, expanded its outlet channel by acquiring Ultra, made significant progress on the company's OmniChannel strategy, realigned the organization structure and re- engineered and stabilized its ecommerce platform.

Mark is the Chairman of the Board of Directors of Bedrock Manufacturing, which is the parent of two iconic American brands, Shinola and Filson.

OTHER PUBLIC BOARDS

Former
- Signet Jewelers Limited (2014 – 2017)

VOTING SUPPORT

2019: 98.5% | 2018: 98.4% | 2017: 96.7% | 2016: 87.7% | 2015: 88.2% | 2014: 99.9% | 2013: 98.1%



Michael J. Merriman

Product Launch Ventures, LLC Consumer Products Consultant

Independent

Director since 2011

Age: 64

Board committees

- Audit, ACFE, *Chair*
- Compensation

CAREER HIGHLIGHTS

- Operating Advisor at Resilience Capital Partners, LLC, a private equity firm (2008 – 2017)
- Chief Executive Officer, The Lamson & Sessions Co. (November 2006 until sale November 2007)
- SVP & Chief Financial Officer, American Greetings Corporation (September 2005 – November 2006)
- President & CEO, Royal Appliance Mfg. Co. (1995 – 2004)
- Chief Financial Officer, Royal Appliance Mfg. Co. (1992 – 1995)
- Audit Partner, Arthur Anderson & Co. (1990 – 1992)

SKILLS / EXPERIENCE

- Public company CEO leadership experience
- Consumer product sales and marketing direct to consumer, as well as to big box retailers including Walmart
- M&A experience including the sale of both public and private companies
- Public accounting experience

EDUCATION

BS, Business Administration, John Carroll University

ALSO...

Michael was named CEO of Royal Appliance Manufacturing at 39, after joining the company as CFO three years earlier.

OTHER PUBLIC BOARDS

- Nordson Corporation (since 2008), Chairman of the Board (since February 2018), Audit Committee Chair (until February 2018)

Former
- OMNOVA Solutions Inc. (2008 – 2020), Nominating & Corporate Governance Committee Chair
- Invacare Corporation (2014 – 2018)
- American Greetings Corporation (2006 – 2013)
- RC2 Corporation (2004 – 2011)

VOTING SUPPORT

2019: 99.5% | 2018: 98.9% | 2017: 98.2% | 2016: 87.7% | 2015: 88.6% | 2014: 99.4% | 2013: 92.8% | 2012: 95.0% | 2011: 94.8%



M. Ann Rhoades

**President,
People Ink, Inc.**

Independent

Director since 2015

Age: 75

Board committees

- Audit
- Compensation

CAREER HIGHLIGHTS

- President, People Ink, Inc., a human resources consulting firm, since 1999
- Executive Vice President, People, JetBlue Airways (1999 – 2002)
- Executive Vice President, Team Services, Promus Hotel/DoubleTree Hotels Corporation (1995 – 1999)
- Vice President, People, Southwest Airlines (1989 – 1995)

SKILLS / EXPERIENCE

- Human resources experience
- Consumer experience

EDUCATION

MBA, The University of New Mexico

ALSO...

Ann built a hiring model to get high-performance outcomes based in hiring according to values that helped create JetBlue and Southwest Airlines' well-regarded cultures.

Author of *Built on Values, Creating an Enviable Culture That Outperforms the Competition.*

Flew in an F-16 at 9.1Gs.

OTHER PUBLIC BOARDS

- Nexphase Capital (since 2015)

Former
- JetBlue Airways (2001 – 2015), Compensation Committee Chair
- P.F. Chang's China Bistro, Inc. (2003 – 2012), Compensation Committee Chair
- Restoration Hardware (1999 – 2001, 2005 – 2009)

VOTING SUPPORT

2019: 99.5% | 2018: 99.0% | 2017: 98.9% | 2016: 98.8% | 2015: 99.2%

How We Govern the Company

We believe that how we govern ourselves is as important as the corporate governance that sets guidance and parameters for the Company more generally. This is a summary of some of our key board governance provisions. More information can be found on our website, www.regiscorp.com, and in the next section summarizing some of the key provisions that apply more broadly to the Company. Our compensation governance provisions can be found in our Compensation Discussion and Analysis.

All of our directors except our President and CEO are independent. We provide in our User's Guide at the end of this proxy statement a description of our Board's independence standards. Under these standards the Board has determined that each director, with the exception of Mr. Sawyer, our President and CEO, is independent. The Board has also determined that the independence of Mr. Williams, Chief Financial Officer of the parent company of Roto-Rooter, and Mr. Grissen, Group President of Marriott International, Inc., is not impaired by the fact that the Company pays Roto-Rooter and Marriott for plumbing and hotel services, respectively. Accordingly, a supermajority of our Board is independent. Upon joining the Board in connection with his commencement as CEO, Mr. Athayde will not be independent.

We recently appointed an independent Chair of our Board. In connection with our CEO succession, Mr. Beltzman, an independent director who has served on the Board for the last eight years, will become Chair of the Board upon Mr. Sawyer's retirement and the commencement of Mr. Athayde's employment as our CEO. Currently, Mr. Sawyer, our President and CEO, serves as Chair of the Board, a position he has held since February 2020. Mr. Sawyer succeeded Mr. Williams as Chair of the Board, at which time Mr. Williams became our independent Lead Director. In August 2020, the independent directors of the Board appointed Ms. Gambale as our independent Lead Director in anticipation of Mr. Williams' retirement from the Board when his term ends at the Annual Meeting.

As Chair, Mr. Beltzman will lead the Board and be actively engaged in ensuring a smooth CEO transition. As independent Lead Director, Ms. Gambale will continue to coordinate matters regarding the Board's processes and governance of the Company.

All of our directors stand for election every year.

Special meetings. Shareholders holding 10% or more of our outstanding stock have the right to call a special meeting of shareholders.

Board and committee meeting attendance. Each of our then-serving directors attended, in person or by teleconference, at least 75% of the 21 meetings of our Board and the meetings of the board committees on which each director served during the fiscal year ended June 30, 2020.

Annual meeting attendance. Our Board does not have a formal policy relating to Board members' attendance at annual shareholders meetings. Directors are, however, encouraged to attend these meetings and all but one of our then-serving directors attended our 2019 annual shareholders meeting in person and the other then-serving director participated telephonically.

Our Board has a majority voting standard. Incumbent directors who do not receive a majority of votes cast must tender their resignation for the Board to review. The Company's governance guidelines further provide that if the Board decides not to accept a director's resignation in such circumstances, it will disclose its reasons.

Director stock ownership. Our directors are required to hold all common stock they receive as part of their board compensation until they cease to serve as directors.

Age and tenure limits. The Company's corporate governance guidelines contain both age and tenure limit provisions.

Over-boarding. The Company's corporate governance guidelines contain provisions related to limiting its directors' service on other boards of directors. We approved an exception for Ms. Gambale to join a fifth public company board in fiscal 2020 on a temporary basis in recognition that her term on one of her other public company boards would end in 2021.

Director evaluations. The Company's corporate governance guidelines contain provisions requiring annual board evaluations.

Director orientation and education. Directors receive orientation overseen by the Board and the Nominating and Corporate Governance Committee and are supported in obtaining continuing director education.

Executive sessions. Our board has a policy of conducting executive sessions of the independent directors in connection with each regularly scheduled Board meeting.

Communicating with the Board. Our directors value, and seek, input from a wide variety of sources to inform their work. Our directors especially value input from shareholders who have a financial stake in the caliber of their input and who work in settings likely to provide them access to interesting insights. Our directors therefore provide a number of means to obtain shareholder input including in connection with our annual meeting and through our IR process and our engagement activities. Our directors have also made it a practice to proactively engage with shareholders.

Board's Role in Risk Oversight. One of the key responsibilities of the Board is to develop a strategic direction for the Company and provide management oversight for the execution of that strategy. The Board regularly reviews information regarding our financial, strategic and operational issues, as well as the risks associated with each. While the Board has overall responsibility for risk management, each of the Board committees has supporting responsibility for risk management and makes periodic updates to the full Board. Their specific areas of responsibility are:

• The Audit Committee discusses and approves policies with respect to risk assessment and risk management. The Audit Committee oversees the management of financial risks and monitors management's responsibility to identify, assess and manage risks.

• The Compensation Committee is responsible for overseeing our executive compensation programs and reviewing risks relating to our overall compensation plans and arrangements.

• The Nominating and Corporate Governance Committee manages risks associated with potential conflicts of interest pursuant to our Code of Business Conduct and Ethics and reviews governance and compliance issues with a view to managing associated risks.

• The Technology Committee is responsible for reviewing risks associated with significant technology investment and/or deployment.

• While each committee is responsible for regularly reviewing, evaluating and overseeing the management of such risks, the Board is regularly informed through committee reports about such risks. In addition, the Board and the committees receive regular reports from our Chief Financial Officer, General Counsel, Executive and Senior Vice Presidents and other Company officers and personnel with roles in managing risks. The Compensation Committee is also advised by its compensation consultant, which periodically reviews the risks relating to the Company's compensation practices. Our leadership team meets with our General Counsel and head of Internal Audit to discuss and evaluate risks applicable to our Company.

Director Nomination Process. The Nominating and Corporate Governance Committee is responsible for screening and recommending director candidates to the full Board for nomination. The Nominating and Corporate Governance Committee will consider nominations received from our shareholders, provided that proposed candidates meet the requisite director qualification standards discussed below. When appropriate, the Committee will also engage an independent third-party search firm. The Committee will then evaluate the resumes of any qualified candidates recommended by shareholders and search firms, as well as by members of the Board. Generally, in order to be considered for nomination, a candidate must have:

• High professional and personal ethics and values;

• A strong record of significant leadership and meaningful accomplishments in his or her field;

• Broad experience;

• The ability to think strategically;

• Sufficient time to carry out the duties of Board membership; and

• A commitment to enhancing shareholder value and representing the interests of all shareholders.

Candidates are evaluated based on these qualification standards and the current needs of the Board, with due consideration of the requirement of our Corporate Governance Guidelines and New York Stock Exchange ("NYSE") and SEC regulations that at least a majority of the board consist of independent directors. In addition, when considering nominees to the Board and in evaluating the composition of the Board as a whole, the Nominating and Corporate Governance Committee considers the value of diversity.

Regis' policies for, and commitments to, diversity are contained within its Code of Business Conduct and Ethics (the "Code of Ethics"). The Code of Ethics explicitly provides that Regis will not discriminate against anyone on the basis of race, color, gender, sexual orientation or identity, religion, age, national origin, disability or any other classification protected by law. The Code of Ethics explicitly extends these protections to customers as well. The Code of Ethics further provides that Regis strives to foster an environment of respect, inclusiveness, humanity and humility.

Consistent with this, the Nominating and Corporate Governance Committee, when seeking new director candidates, considers and values diversity in all of the attributes covered in the Code of Ethics, as well as diverse skills and experiences such as an understanding of the retail industry, the hair-care market, finance, accounting, marketing, technology and international experience. The Nominating and Corporate Governance Committee expects every member of the Board and every director candidate to be able to act effectively on behalf of shareholders and stakeholders.

All shareholder nominations must be accompanied by a candidate resume that addresses the extent to which the nominee meets the director qualification standards. Nominations will be considered only if we are currently seeking to fill an open director position. All nominations by shareholders should be sent to the Chair of the Nominating and Corporate Governance Committee, c/o the Corporate Secretary, Regis Corporation, 3701 Wayzata Boulevard, Suite 500, Minneapolis, Minnesota 55416.

How We, the Directors, Are Governed

Our corporate governance provisions that relate to our board of directors are summarized in the preceding section. Our compensation governance provisions are summarized in the Compensation Discussion and Analysis section of this proxy statement. Our corporate governance guidelines are posted on our website, www.regiscorp.com. This information is also available in printed form free of charge to any shareholder who requests it by writing to our Corporate Secretary at Regis Corporation, 3701 Wayzata Boulevard, Suite 500, Minneapolis, Minnesota 55416.

Code of Business Conduct and Ethics. The Board has adopted a Code of Ethics that applies to all of our employees, directors and officers, including our President and Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other senior financial officers. The Code of Ethics, as applied to our principal financial officers, constitutes our "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act and is our "code of business conduct and ethics" within the meaning of the listing standards of the NYSE. The Code of Ethics is posted on our website at www.regiscorp.com. You may request copies, which will be provided free of charge, by writing to our Corporate Secretary, Regis Corporation, 3701 Wayzata Boulevard, Suite 500, Minneapolis, Minnesota 55416. We intend to promptly disclose future amendments to certain provisions of our Code of Ethics, and any waivers of provisions of the Code of Ethics that are required to be disclosed under the rules of the SEC or under the listing standards of the NYSE, at the same location on our website.

Related Party Transactions. Our Board has adopted a Related Party Transaction Approval Policy requiring approval of all related party transactions for amounts exceeding $10,000 for the fiscal year. We did not have any related party transactions during fiscal 2020.

Complaint/hotline procedures. The Company's Audit Committee Complaint Procedures, which are posted on our website at www.regiscorp.com, provide for the publication of a toll-free number and mailing address for complaints to be submitted to the Audit Committee.

Our Board's Committees

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Technology Committee. The composition of these committees at fiscal year-end is set forth below.

Our Board's Committees

Director Name	Audit	Compensation	Nominating and Corporate Governance	Technology
Daniel G. Beltzman		■ CHAIR	■	■
Virginia Gambale		■		■ CHAIR
David J. Grissen	■[1]		■ CHAIR	■
Mark S. Light		■	■	■
Michael J. Merriman	■[1] CHAIR	■		
M. Ann Rhoades	■	■		
Hugh E. Sawyer				■
David P. Williams	■[1]		■	
Meetings during fiscal 2020	4	5	4	4

1   Denotes Audit Committee Financial Expert

The Board has determined that all members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee qualify as independent directors as defined under the NYSE corporate governance rules.

The charters of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Technology Committee may be viewed on our website at www.regiscorp.com under "Corporate Governance" on the "Investor Relations" page. The charters are also available in printed form free of charge to any shareholder who requests them by writing to our Corporate Secretary at 3701 Wayzata Boulevard, Suite 500, Minneapolis, Minnesota 55416. The charters include information regarding the committees' composition, purpose and responsibilities.

Audit Committee

The Audit Committee assists the Board in discharging its oversight responsibility to the shareholders and investment community regarding: (i) the integrity of our financial statements and financial reporting processes; (ii) our internal accounting systems and financial and operational controls; (iii) our audit, accounting and financial reporting processes; (iv) the engagement, qualifications and independence of the independent auditor; (v) the performance of our internal audit activities; and (vi) compliance with our ethics programs, including the Code of Ethics, our whistle-blower policy and legal and regulatory requirements.

In carrying out these duties, the Audit Committee maintains free and open communication between the Board, the independent auditor and our management. The Audit Committee meets with management and the independent auditor at least quarterly, generally prior to our earnings releases to discuss the results of the independent auditor's quarterly reviews and fiscal year-end audit.

The Board has determined that all members of the Audit Committee meet the NYSE definitions of independence and financial literacy for Audit Committee members. In addition, the Board has determined that each of Mr. Williams, Mr. Merriman and Mr. Grissen, all whom are independent directors, is an audit committee financial expert (ACFE) for purposes of the SEC rules and possesses accounting or related financial management expertise required by the NYSE. Members serving on the Audit Committee do not currently serve on the audit committees of more than three public companies.

Compensation Committee

The primary responsibilities of the Compensation Committee are to determine and approve, or make recommendations to the Board with respect to, the compensation and benefits packages of the executive officers and to consider and recommend incentive compensation and equity-based plans. The Compensation Committee also reviews director compensation, oversees the evaluation of the CEO, and evaluates its own performance on an annual basis. Additional information about the responsibilities of the Compensation Committee is provided below in our Compensation Discussion and Analysis. The Board has determined that all members of the Compensation Committee also meet the NYSE definition of independence applicable to Compensation Committee members.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee discharges the Board's responsibilities related to general corporate governance, including Board organization, membership and evaluation. It monitors Board education and orientation of new directors and manages the annual CEO evaluation. In addition, the Nominating and Corporate Governance Committee assists the Board in the development of and compliance with the Company's Corporate Governance Guidelines. It also reviews and resolves any director conflicts of interest and presents qualified individuals for election to the Board. Finally, this committee oversees the evaluation of the performance of the Board and each standing committee of the Board. For further information regarding our director nomination process, see "Director Nomination Process" above.

Technology Committee

The Technology Committee assists the Board by overseeing the Company's technology strategy and planning; investments; the prioritization, degree and pace of innovation; and related business purposes. It monitors the continuous flow of innovative, differentiated, leadership products in the markets currently served by the Company, and plans for the insertion of new technology into the Company's long-range strategic plan. It also reviews and recommends disruptive products and technologies and reviews the Company's cybersecurity measures and response plans. In addition, it reviews the adequacy of processes, tools, facilities and technology leadership connected with product and technology development, and it reviews and recommends the costs, benefits, risks and prioritization associated with significant technology investments and deployments.

How Our Directors Are Paid

This section describes our director compensation provisions created for fiscal 2020. However, when the pandemic forced the closures of substantially all of our salons and we had to lead the Company into a multi-month 'hibernation' we, the Board of Directors, unanimously agreed to serve without compensation during this period[1] while meeting weekly during the key months of the crisis.

For the year, however, we designed our director compensation program to address the time, effort, expertise, and accountability required of active board membership, with consideration given to industry comparisons of directors' compensation. Our Board believes that annual compensation for non-employee directors should consist of both cash to compensate members for their service on the Board and its committees, and equity to align the interests of directors and our shareholders. By vesting over time, equity awards also create an incentive for continued service on our Board.

Compensation of our directors is reviewed and determined by the Board on an annual basis. Employee directors do not receive any cash or other compensation for their services as directors. Each of the cash compensation and the equity compensation for non-employee directors who serve during only a portion of a fiscal year is pro-rated. In August 2019, the Board reviewed our director compensation and determined to maintain the compensation program for fiscal 2020, which is described below:

- An annual cash retainer of $70,000 that is paid quarterly;

- Annual cash retainers of $20,000, $15,000, $12,500 and $20,000 for the chairs of the Audit Committee, Compensation Committee, the Nominating and Corporate Governance Committee and the Technology Committee, respectively;

- An annual grant of restricted stock units valued at $110,000, which vest monthly over a period of one year and pay out when the director leaves the Board, generally granted on the date of the director's election or re-election at the annual meeting of shareholders; and

- An additional payment of $90,000 for our independent Chair of the Board. For Mr. Williams, this amount was paid in the form of an annual grant of restricted stock units valued at $90,000 payable that vest monthly over a period of one year and pay out when he leaves the Board, which was granted on the date of our last annual meeting of shareholders. Mr. Williams received the full value of this restricted stock unit for his service as independent Chair and then as our independent Lead Director during fiscal 2020. As described below, Mr. Beltzman will receive his independent Chair compensation in the form of cash, and there will be no additional cash or equity award for our independent Lead Director.

In October 2015, the Compensation Committee provided that Mr. Beltzman would henceforth receive cash in lieu of a director equity grant due to his beneficial ownership of greater than 20% of our outstanding common stock. Therefore, for his term ending October 27, 2020, he was entitled to receive an additional $110,000 in cash and no equity grant. For the same reasons, he will receive the $90,000 annual payment for serving as independent Chair of the Board in the form of cash paid quarterly.

The following table shows, for each of the non-employee directors who served during the fiscal year ended June 30, 2020, information concerning their annual and long-term compensation earned during such fiscal year.

---

[1] In connection with certain actions taken by the Company to mitigate the impacts of COVID-19, including employee furloughs and reductions in employee compensation, the Board members waived the cash fees for the third quarter of fiscal 2020.

Fiscal 2020 Director Compensation Table

Director Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards[2] ($)	Total($)
Daniel G. Beltzman	146,250	—	146,250
Virginia Gambale	67,500	109,996	177,496
David J. Grissen	61,875	109,996	171,871
Mark S. Light	52,500	109,996	162,496
Michael J. Merriman	67,500	109,996	177,496
M. Ann Rhoades	52,500	109,996	162,496
David P. Williams	67,500	199,996	267,496

1   Cash fees earned or paid are less than the annual cash fees under our director compensation program due to directors waiving the fees for the third quarter of fiscal 2020 in connection with the Company's actions to address the impacts of the COVID-19 pandemic.

2   Values expressed represent the aggregate grant date fair value of restricted stock units granted during fiscal 2020, as computed in accordance with FASB ASC Topic 718, based on the closing stock price on the grant date. See Note 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2020 for a description of the assumptions used in calculating these amounts.

The following table shows, for each of our current non-employee directors, the aggregate number of stock and option awards beneficially owned by them as of June 30, 2020:

Director Name	Aggregate Stock Awards Outstanding as of 06/30/20 (#)	Aggregate Option Awards Outstanding as of 06/30/20 (#)
Daniel G. Beltzman	17,535	—
Virginia Gambale	14,314	—
David J. Grissen	42,336	—
Mark S. Light	42,336	—
Michael J. Merriman	52,730	—
M. Ann Rhoades	30,840	—
David P. Williams	74,004	—



ITEM 2

APPROVAL OF ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

 **Upon the recommendation of the Compensation Committee of the Board, the Board unanimously recommends a vote FOR the approval of the compensation of our Named Executive Officers.**

APPROVAL OF ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

As required by SEC rules, we are providing shareholders with an annual, non-binding advisory vote to approve the executive compensation as disclosed in our Compensation Discussion and Analysis ("CD&A"). At the Annual Meeting, shareholders will vote on the following advisory resolution regarding the compensation of our Named Executive Officers as described in this proxy statement (commonly referred to as "Say-on-Pay"):

"RESOLVED, that the shareholders of Regis Corporation approve, on an advisory basis, the compensation paid to the Company's Named Executive Officers as disclosed in the 'Compensation Discussion and Analysis' section, and compensation tables and narrative discussion contained in the 'Executive Compensation' section in this Proxy Statement."

Our executive compensation programs are based on our belief that attracting, retaining and motivating talented executives is critical to the maintenance of our competitive advantage in the haircare industry and to the achievement of the business goals set by the Board. Accordingly, our executive compensation programs are designed to reward executives for achievement of our financial and business goals, while also aligning our executives' interests with those of our shareholders. We believe that we best achieve these goals by providing our executives with a mix of compensation elements that incorporate cash and equity, as well as short-term and long-term components, and that are tied to our business goals, all as described in the following CD&A section of this proxy statement.

As described in the CD&A, we believe that our fiscal 2020 results continue to yield the pay-for-performance alignment that the Compensation Committee is seeking for our shareholders. Importantly, we made significant progress in our transformational strategy to convert to a fully-franchise asset-light platform, and to align the financial and operational aspects of our business with this model. We accomplished these objectives while navigating a global pandemic that particularly impacted the salon business and resulted in the temporary closure of nearly all of our and our franchisees' salons for some period of time.

For a comprehensive description of our executive compensation program, philosophy and objectives, including the specific elements of executive compensation that comprised the program in fiscal 2020, please refer to the CD&A, as well as the Summary Compensation Table and other executive compensation tables (and accompanying narrative disclosures) that follow the CD&A.

This advisory vote will not affect any compensation already paid or awarded to our Named Executive Officers and will not be binding on the Board or the Compensation Committee. However, the Compensation Committee will review and carefully consider the outcome of the vote. If there are a significant number of negative votes, the Compensation Committee will seek to understand the concerns that influenced the vote and consider them in making future executive compensation decisions.

Upon the recommendation of the Compensation Committee of the Board, the Board unanimously recommends a vote <u>FOR</u> the approval of the compensation of our Named Executive Officers.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

Background

Our Company

This year, how many times have you heard, "I really need a haircut!"

Hair care is what we do - including haircutting, styling (including shampooing and conditioning), and hair coloring, as well as selling hair care and other beauty products. You've probably heard of our brands, which include Supercuts, SmartStyle, Cost Cutters, Roosters, and First Choice Haircutters. As of June 30, 2020, the Company franchised, owned or held ownership interests in 6,923 locations worldwide.

At Regis, we believe in creating the right culture for our 9,000 corporate employees, and extending that culture to our affiliates. We enable hundreds of people to become small business owners through our franchise system. Our ownership culture reflects our belief that leadership should be enabled throughout the Company and owners have reason to be leaders. And that culture is also diverse and inclusive; more than 92.3% of our employees and affiliates identify as women, and 38% of our employees self-identify as racial and ethnic minorities.

We acknowledge that many shareholders continued to have questions about our unique pay plans. These affected our 2019 'say on pay' vote in which shareholders holding 75% of the shares voted on the proposal voted in favor of our executive compensation. Both before and after this vote our directors—not accompanied by members of management—reached out to the stewardship teams of all of our large index-fund shareholders and a number of the stewardship teams of other large shareholders to seek their input. We continue to seek—and value—shareholder input and understand that non-standard approaches to compensation won't fit within proxy advisers standing parameters—if we aren't doing at least *some* things that have yet to achieve broad-based acceptance, we may worry that we aren't being the leaders we want to be.

Our Leaders

Our Compensation Discussion & Analysis (CD&A) will provide you with information concerning the basic objectives, principles, decisions, material elements, processes, amounts and rationale underlying the compensation of our Named Executive Officers ("NEOs"). For fiscal 2020 our NEOs are:

Name	Title	Period of Employment
Hugh E. Sawyer	Chair of the Board, President and Chief Executive Officer	April 2017 - present
Kersten D. Zupfer	Executive Vice President and Chief Financial Officer	February 2007 - present
Eric A. Bakken	Executive Vice President and President - Franchise	January 1994 - present
Chad Kapadia	Executive Vice President and Chief Technology Officer	June 2018 - present
James A. Townsend	Executive Vice President and Chief Marketing Officer	April 2019 - present
Andrew H. Lacko	Former Executive Vice President and Chief Financial Officer	July 2017 - November 2019

Our Strategic Transformation

The Company is in the process of a multi-year strategic transformation in which we seek to accelerate the growth of our franchise model while at the same time improve the performance of our portfolio of company-owned salons. As part of our strategic transformation, we:

- executed on initiatives to accelerate the growth of our franchise business and significantly reduce costs to better align costs with our transition to a fully franchised business model;

- implemented safety strategies to respond to the global pandemic that we believe will allow us to thrive once the pandemic has passed;

- developed a proprietary cloud-based store management and point of commerce solutions, OpenSalon Pro, which recently launched; and

- launched an all-new Cost Cutters mobile app, overhauled the Supercuts mobile app and partnered with Google to improve and streamline the salon discovery and customer booking experience.

Executive Summary

Our Executive Pay Plan

Our reported compensation for continuing executives declined significantly in fiscal 2020 compared to fiscal 2019; this was by design. For example, our CEO's total Summary Compensation Table pay fell by more than 85 percent. The reason for the drop is that in 2019, our executive compensation program was redesigned to encourage our executives to take a long-term view and to support our strategic transformation.

Under our updated pay plan, **executives did not receive an annual long-term equity grant in fiscal 2020**. Instead, in fiscal 2019, each eligible executive received an equity grant designed to motivate performance across a five-year period. 75% of the fiscal 2019 equity grant was in the form of performance shares (PSUs), which require our achievement of a three-year stock price performance goal, after which award recipients must wait an additional two years (until the fifth anniversary of the grant) to achieve vesting. The stock price goal is rigorous. The remaining 25% of the fiscal 2019 equity grant was in the form of restricted stock units (RSUs) that will cliff-vest after three years. The only equity awards granted in fiscal 2020 were related to promotions or to create particular incentives, and they are described in more detail below.

Our Annual Incentive program was adjusted for fiscal 2020 by changing the metrics and weightings in the program to better reinforce the actions that the Board felt were most critical at this stage of the multi-year strategic transformation, as well as reflect feedback gathered from shareholders through our engagement process. Specifically, the weighting of Individual NEO Performance Goals was reduced by half, from 40 percent to 20 percent, the Franchise Openings goal was extended to also cover the closure or sale of underperforming locations, and the two EBITDA-related metrics in the fiscal 2019 program were replaced with a more focused Annualized run-rate G&A optimization metric.

The cash elements of our fiscal 2020 compensation plan include:

Element	Form	Metric	Performance Period	Objective
Base Salary	Cash	Fixed	N/A	Provide a base level of compensation for executive talent.
Annual Incentive ("AIC" or "Bonus")	Cash	Annualized Run-Rate G&A Optimization (40%) Franchise Openings Plus Closure or Sale of Underperforming Salons (40%) Individual NEO Performance Goals (20%)	1 year	Motivate executives to meet and exceed objectives aligned with our annual strategic plan; executives able to elect to contribute up to half of their earned fiscal 2020 Bonus to purchase shares of the Company's common stock and have such purchase matched at a rate of up to 200%, dependent on the employee's underlying contribution under our matching share program.

COVID-19 Related Impacts on Executive Compensation

COVID-19 was an important factor for the Compensation Committee to consider in fiscal 2020. The Board monitored the situation closely, meeting with executives weekly since the beginning of the pandemic to ensure that impacts to the business were well understood and risks to our people, our communities, and our company were being managed effectively. The Committee carefully considered the impact on the business, as well as the executives' response to the pandemic, when making decisions regarding fiscal 2020 pay outcomes.

COVID-19 was factored into the Committee's decisions and actions in two ways during fiscal 2020:

- The Committee **reduced executive officer base salary payments** for a portion of fiscal 2020 while many of our salons were closed and while many of our employees were on furlough as part of our company-wide hibernation in May and June. Our CEO's pay was reduced by 60% and the other NEOs' pay was reduced by 30% initially, and then by 25% for an additional period. Our directors also waived their cash fees for the third quarter of fiscal 2020.

- The Committee approved payouts of annual cash incentives for our NEOs, other than our CEO who declined a bonus opportunity for fiscal 2020, based on **exceeding the financial metrics we set for fiscal 2020.** The financial metrics under our short-term incentive plan (STIP or bonus) were aligned with two key business imperatives — converting to a fully franchise asset-light platform and optimizing our G&A expense to align with this business model.

The Committee believe that these actions best serve the interests of our shareholders, employees, franchisees, customers and communities.

Shareholder Engagement and Our 2019 Say-on-Pay Vote Result

Many shareholders continued to have questions and viewpoints on our unique pay plan, which impacted our 2019 say-on-pay vote at which more than 75% of the shares voted on the proposal were voted in favor of our executive compensation.

Both before and after the 2019 annual shareholder meeting, members of our Board including the Chair of our Compensation Committee, as well as members of management, engaged with shareholders to understand, among other issues, the drivers behind the say-on-pay vote result. As part of this effort, Company representatives engaged with shareholders representing more than 50 percent of our common shares.

Investors delivered several messages regarding our executive compensation practices, including:

- Shareholders appreciate the long-term, shareholder value orientation of the plan;

- Shareholders understand and support the direct linkages between our short-term incentive program and our strategic transformation efforts;

- Shareholders indicated that if their position in us was a relatively small portion of their portfolio they were unlikely to review the vote at their proxy committee level and would instead stay with whatever their default voting position was—a practice that we believe works against compensation innovators; and

- Shareholders will hold us accountable for fulfilling our commitments.

The Committee did not make any annual long-term equity grants during fiscal 2019, and we adjusted the metrics and weightings in our Annual Incentives as described above, most notably reducing the Individual NEO Performance Goal weightings from 40 percent to 20 percent.

How We Design Executive Pay

Compensation Philosophy

Regis' executive compensation programs are based on our belief that attracting, retaining and motivating talented executives is critical to the maintenance of our competitive advantage in the haircare industry and to the achievement of the business goals set by the Board. Accordingly, our executive compensation programs are designed to reward executives for achievement of our financial and business goals, while also aligning our executives' interests with those of our shareholders.

The Committee has adopted a compensation philosophy that centers on the following guiding principles:

Generally target total direct compensation at market rates, with the following considerations:

- Achieving our desired competitive position will occur over time and will consider not only the total program value, but also the reward vehicles that are used (i.e., performance-based incentives versus fixed benefits).

- Moving toward the market median will consider our size and performance relative to peers (noted below) to ensure that targeted compensation is appropriately calibrated and that realizable compensation is consistent with absolute and relative performance.

Align with shareholder interests by designing a compensation portfolio that pays for performance.

- The PSUs granted in fiscal 2019, the first of the five-year period for our new pay program, are earned based on share-price enhancements. We set performance goals based on achieving an End-of-Period Share Price target, defined as the volume-weighted average closing price of our common stock across the 50 trading days that end on July 1, 2021. This goal aligns with our focus on creating shareholder value.

- For fiscal 2020, the Committee set challenging annual incentive performance expectations related to optimizing our annualized run-rate G&A expense and opening new franchise salons while closing or selling underperforming salons, as well as individual NEO performance goal achievement.

The Committee also recognizes the need to remain flexible to address particular circumstances as they arise so that we can remain competitive in retaining talent and incentivize executives to achieve our current strategic objectives. Our ability to be flexible was crucial in our ability to navigate the impacts of the COVID-19 pandemic and retain and incentivize our management team through the unprecedented challenges they faced.

Review of External Market Data

In fiscal 2020, we did not make routine changes to base salaries or annual cash incentive opportunities for our NEOs, other than in connection with a promotion or to address particular market-driven considerations. In addition, under the long-term incentive program adopted in fiscal 2019, we also did not make any long-term equity awards to our executives. Accordingly, we did not benchmark our fiscal 2020 executive compensation against our peer group or the broader market. We view peer benchmarking as a valuable tool and plan to reassess its use once our strategic transformation is substantially complete.

For fiscal 2021, with the assistance of its independent compensation consultant, Pay Governance, the Committee selected a new set of peer companies to be used for compensation benchmarking purposes. That peer group includes the following companies:

Biglari Holdings	e.l.f. Beauty	Nature's Sunshine
Carriage Services	El Pollo Loco Holdings	OneSpa World
Del Taco Restaurants	Franchise Group	Ruth's Hospitality
Denny's Corporation	Jack in the Box	Select Interior Concepts
Dine Brands Global, Inc.	LifeVantage	StoneMor

These peers were identified through a rigorous process designed to identify companies that are aligned with Regis considering dimensions including industry adjacency, business model, company market capitalization, and revenue.

The Committee selected this peer group in the belief that it represents a balanced set of comparator companies, with Regis near the peer group median on key metrics. As of June 15, 2020, the date on which the prospective peer group was reviewed and selected, Regis fell at the 62nd percentile of the peer group regarding trailing twelve month revenue (Regis at $528 million compared to peer group median $487 million), and the 51st percentile regarding market capitalization (Regis at $351 million compared to peer group median $342 million).

Role of the Compensation Committee

The Committee is charged with developing and administering the base salary, annual and long-term incentives, and benefit programs for our executive officers. Our annual cash incentive program is typically referred to as our "bonus" program, and the bonus payments are generally reported as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table. In developing our compensation programs, a basic objective for the Committee was that the total compensation awarded to the NEOs be fair, reasonable and competitive in relation to the median compensation for similar positions within our peer group, as identified above, as well as in the broader retail market. This objective is consistent with our executive pay philosophy.

The primary purpose of the Committee is to discharge the responsibilities of the Board relating to the compensation of our executive officers. Accordingly, the primary duties and responsibilities of the Committee are:

- to determine and approve, or make recommendations to the Board with respect to, the compensation of all executive officers; and

- to consider and recommend the structure of, and changes to, our incentive compensation, equity-based plans and benefit programs.

Role of Executive Officers in Compensation Decisions

Our Chief Executive Officer furnishes his input to the Committee on the compensation of the Company's executive officers, including the other NEOs, and he may be present during deliberations and voting on the other executives' compensation. However, our Chief Executive Officer was not present during deliberations and voting regarding his own compensation or during other executive sessions of the Committee.

Role of the Independent Compensation Consultant

Since 2018, the Committee has used Pay Governance as an independent consulting firm to provide executive compensation consulting services to the Committee. The Committee assessed Pay Governance's independence pursuant to applicable SEC rules and concluded that no conflict of interest exists that would prevent Pay Governance from independently representing the Committee.

Throughout fiscal 2018 and fiscal 2019, Pay Governance worked with the Committee and management to establish incentive plan designs, supported the Committee with shareholder engagement efforts, and assisted the Committee on other activities in support of its responsibilities as set forth in its charter. The Chair of the Committee worked directly with Pay Governance to determine the scope of the work needed to assist the Committee in its decision-making processes. Pay Governance worked with management, at the direction of the Committee, to fully understand the future business direction and the historical, current and desired future direction of our pay policies and practices, as well as to facilitate the development of our compensation strategies, including the approach to determining compensation levels.

Elements of the Executive Compensation Program in Fiscal 2020

Base Salary Decisions for Fiscal 2020

The Committee did not modify our NEOs' base salaries for fiscal 2020, which were consistent with fiscal 2019 base salaries, except for the following base salary changes:

- Ms. Zupfer's base salary was increased in connection with her promotion to Chief Financial Officer to a pay level commensurate with her new role and her experience;

- Mr. Kapadia's base salary was increased at the beginning of fiscal 2020 to align with market compensation for Mr. Kapadia's position; and

- Each NEO's base salary payments were reduced by 60% for the CEO and 30% for all other NEOs effective in April 2020 in connection with the Company's actions to address the impacts of the COVID-19 pandemic. The reduction for the NEOs other than the CEO changed to 25% effective in mid-April 2020 in recognition of the significant efforts of the management team to manage the business during the pandemic. Full base salary payments were reinstated June 1, 2020 when the furlough of many of the Company's employees concluded as salons began to reopen.

Base salaries for our NEOs for fiscal 2020 were as follows:

Name	Base Salary at June 30, 2019 (Annualized) ($)	Base Salary at June 30, 2020 (or Date of Termination, if earlier) (Annualized) ($)	Increase/(Decrease) (%)
Hugh E. Sawyer	950,000	950,000	—
Kersten D. Zupfer	285,000	425,000	49.1
Eric A. Bakken	495,000	495,000	—
Chad Kapadia	495,000	600,000	21.2
James A. Townsend	495,000	495,000	—
Andrew H. Lacko	495,000	495,000	—

The base salaries for Ms. Zupfer and Mr. Kapadia were increased during fiscal 2020 to reflect Ms. Zupfer's promotion to CFO and a market-based adjustment for Mr. Kapadia's position.

Annual Incentive Decisions for Fiscal 2020

The Committee determines the annual incentive compensation ("AIC" or "bonus") payouts each year in accordance with our Short Term Incentive Plan ("Short Term Plan").

The Committee annually selects bonus metrics for the Short Term Plan that align executives' incentives with our strategic objectives. The goals for our fiscal 2020 annual incentive plan were aligned with our top priorities for our business for the year - converting to a fully-franchise asset-light platform and aligning the financial and operational aspects of our business with this model. Achievement of the target annualized run-rate G&A optimization measure also served as a threshold for any payment to be made under any of the performance measures.

For fiscal 2020, Mr. Sawyer, our CEO, recommended and the Committee agreed, not to provide an AIC opportunity for him. Mr. Sawyer and the Committee made this decision acknowledging that execution of our strategy would require the restructuring of our workforce, including reductions in our employee base. Mr. Sawyer determined it was not appropriate for him to earn a bonus while these actions were affecting so many of our employees and our franchise partners were struggling with the impact of the pandemic.

Name	Target AIC (as a Percentage (%) of Salary)[1]	Target AIC ($)
Hugh E. Sawyer	115	1,092,500
Kersten D. Zupfer[2]	60	218,750
Eric A. Bakken	75	371,250
Chad Kapadia	60	349,500
James A. Townsend	60	297,000
Andrew H. Lacko	60	297,000

1 Base salaries used to calculate target AIC and AIC payouts were based on base salary rates in effect during fiscal 2020, and were not reduced by the amount of base salary payment reduction in effect for a portion of fiscal 2020 in response to the COVID-19 pandemic.

2 Ms. Zupfer's base salary and target AIC and Mr. Kapadia's base salary increased during fiscal 2020. The Target AIC as a percentage of salary listed above was in effect for most of, and at the end of fiscal 2020. The Target AIC in dollars amounts were calculated by pro-rating the different base salary and bonus target percentages in effect for portions of the year.

Performance Measure	Weighting	Performance Goal		Award Multiplier
G&A Reduction	40%	Target / Funding Threshold	Fourth quarter of fiscal 2020 G&A of $32.6 million	100%
Venditions and Closures	40%	Maximum	2,500 venditions + closures	300%
		Target	2,000 venditions + closures	175%
		Threshold	1,500 venditions + closures	50%
Individual Performance Goals	20%		Individual performance goals	As recommended by CEO

*   If the measured amount achieved is between two performance goals, the award multiplier will be determined through linear interpolation.

In setting the metrics for fiscal 2020, the Committee:

- Defined G&A Reduction as the year-end annualized run-rate general and administrative expense. The target level was set to reflect a $30 million year-over-year reduction in year-end annualized run-rate G&A.

- Defined Venditions and Closures as the gross number of franchise openings in addition to the closure or sale of underperforming salons.

- Set objective and measurable individual goals (MBOs) for each of the CEO's direct reports in accordance with his/her responsibilities. In each case we focused on the CEO's evolving strategy and business transformation goals.

Individual goals for our NEOs, other than our CEO who declined a bonus opportunity for fiscal 2020, included the following:

- Ms. Zupfer— design G&A reductions in support of vendition activity net of strategic investments; lead financial analytics of vendition activity; support ongoing efforts to transition salons previously transferred to The Beautiful Group to new owner or close all or a portion of the TBG salons; refinancing credit facility

- Mr. Bakken—implement agreement to vendition the remaining SmartStyle salons; stabilize franchise same store product sales; increase same store service sales in franchise business; support execution of vendition activity; launch POS system for franchisees; open new franchisee salons; establish framework for measuring and allocation cross-functional value added services

- Mr. Kapadia—develop offshore capability to meet fiscal 2020 labor budget; achieve goals regarding bookings via OpenSalon; launch POS system for franchisees; launch OpenSalon application into the beauty industry; develop in-house technology solutions; complete cloud migration

- Mr. Townsend—maximize Major League Baseball sponsorship relationship; launch new SmartStyle and Cost Cutter marketing campaigns

- Mr. Lacko—design G&A reductions in support of vendition activity net of strategic investments; lead financial analytics of vendition activity; manage cash conversion consistent with fiscal 2020 plan; and support ongoing efforts to transition salons previously transferred to The Beautiful Group to new owner or close all or a portion of the TBG salons

In June 2020, the Committee evaluated performance against the metrics and determined that the G&A Reductions metric was achieved in excess of the target, resulting in payout at 100% of target for that metric. The Committee also determined that the 1,500 venditions and organic openings, plus the 270 closures, resulted in 1,770 venditions and closures in fiscal 2020, leading to a payout at 117.5% of target for that metric. In each case, the Committee's determinations were subject to completion of the audit of the Company's annual financial statements. The Committee also considered achievements of the management team during fiscal 2020, including:

- Preservation of liquidity and renegotiation of the Company's credit facility during a period market uncertainty;

- Hibernation and relaunching of the Company's salons and business during COVID-19;

- Leading the industry in addressing salon safety protocols to address COVID-19 risks;

- Addressing issues related to social unrest and racism;

- Substantial completion of version 1.0 of OpenSalon Pro and scheduling migration to the system;

- Launching the repackaged Designline private label brand and the new Blossom private label brand;

- Upgrading the Supercuts mobile app and engineering the first Cost Cutters mobile app;

- Re-engineering the Franchise Resource Center and upgrading the website;

- Expanding and upgrading digital stylist training; and

- Initiating certain landlord negotiations.

While many of these achievements were aligned with the individual performance objectives set earlier in the year, the Committee also recognized the importance of management's ability to pivot their efforts to address unexpected issues arising out of the COVID-19 pandemic. Accordingly, the Committee determined that all executive officers earned a payout equal to at least 100% of target for the individual performance metrics. In connection with committing to a payout of each individual performance objective of at least 100% of target, the Committee determined that payouts would be deferred until December 2020 and would be conditioned upon each executive remaining employed through the payment date, subject to any rights to earlier payment under applicable employment or severance agreements. This decision was made as a retentive measure to ensure the incoming CEO had time to assess the existing management and provide them incentive to work collaboratively with him given the many sacrifices that were made by the management team during the year.

| NEO | AIC Weightings - % of Total Target | | | Calculated AIC % | Total AIC Payout ($) |
	40% G&A Reductions	40% Venditions and Closures	20% Individual Goals		
Kersten D. Zupfer	100%	117.5%	100%	107%	234,062
Eric A. Bakken	100%	117.5%	100%	107%	397,238
Chad Kapadia	100%	117.5%	100%	107%	373,965
James A. Townsend	100%	117.5%	100%	107%	317,790

Long-Term Incentive Decisions for Fiscal 2020

Payout of PSUs for 2018-2020 Performance Period

Our fiscal 2018 PSUs had a three-year performance period which ran from July 1, 2017 to June 30, 2020. The fiscal 2018 PSUs performance measure was end-of-period share price. The Committee set the performance goals based on the compound annual growth rate (CAGR) that would be achieved from a baseline of $13.28, which was the Company's stock price on August 31, 2017, and determined that an end-of-period share price of $17.68 would entitle participants to earn the target amount of PSUs (representing a three-year CAGR of 10%) and an end-of-period share price of $22.95 would entitle participants to earn the maximum amount of PSUs (representing a three-year CAGR of 20%). The actual end-of-period share price was below the target amount and, accordingly, the NEOs who were employed by the Company when the fiscal 2018 PSUs were granted, Ms. Zupfer, Mr. Bakken and Mr. Kapadia, did not earn any payout under the PSUs.

SPMP and Matching RSU Grants in Fiscal 2020

In fiscal 2019, we adopted our SPMP, or Stock Purchase and Matching RSU Program, whereby our executives and other eligible employee participants may elect to contribute up to half of their earned annual bonus under the Short Term Plan, net of normalized tax withholding, to purchase shares of our common stock and the Company will provide a matching grant of RSUs with a value equal to up to 200% of their contribution to the plan (before deducting any related or normalized tax withholding). These RSUs are subject to a five-year cliff vesting condition and participants are also required to hold their underlying purchased shares for the same five-year period.

Beginning with fiscal 2019 earned bonuses, eligible executives were able to elect to contribute 25% of their earned bonus, net of normalized tax withholding, to purchase shares and receive a 100% match on their contribution (before deducting any related or normalized tax withholding); and executives were able to elect to contribute 50% of their earned bonuses, net of normalized tax withholding, to share purchases and receive a 200% match on their contribution (before deducting any related or normalized tax withholding). Ms. Zupfer and Mr. Lacko participated in the SPMP during fiscal 2020.

Name	% of Fiscal 2019 Bonus Payout Contributed
Kersten D. Zupfer	25
Andrew H. Lacko	50

Other Compensatory Decisions Applicable to Fiscal 2020

RSU Grant to Incentivize Mr. Kapadia's Retention and Leadership

The Committee granted to Mr. Kapadia an award of 37,105 restricted stock units, valued at $600,000, on September 1, 2019 to incentivize him to remain with the Company and continue his leadership of the Company's key technology initiatives. The Committee acknowledged the particularly competitive market for recruiting and retaining talent with the type of technology experience to execute on our initiatives. The award will cliff vest on the third anniversary of the grant date.

Other Outstanding Awards

From time to time, the Committee may also make equity grants in other circumstances, such as recruiting new executive talent, upon the promotion of an executive, and to retain key individuals. During the past three fiscal years, we made a significant number of new hires to our executive team and granted these individuals sign-on equity awards as an inducement. The awards described below remained outstanding as of June 30, 2020 and are also reflected in the Outstanding Equity Awards table and Option Exercises and Stock Vested table below, as applicable.

- Promotion Equity Awards to Ms. Zupfer in November 2019, that were designed to align her level of equity incentives with her new position, with such awards having the same terms as the award granted to NEOs last year in connection with the first year of our new pay plan.

- Sign-on Equity Awards granted to Mr. Kapadia in June 2018, and a Performance Recognition Award granted to Mr. Kapadia in June 2019 in connection with the successful completion of a key technology initiative related to a mobile application and a new partnership, which cliff vest on the third anniversary of the date of grant.

- Sign-on Equity Awards to Mr. Sawyer in April 2017, which vested in April 2019 and, in the case of SARs, became exercisable in April 2020, as detailed below under "Compensatory Arrangements with Mr. Sawyer."

In addition, certain NEOs have outstanding equity awards that were granted prior to the adoption of our executive pay plan in fiscal 2019.

Benefits

Consistent with our current compensation philosophy, we provide minimal benefits, and these benefits align with the market median and with current market practices. The benefits we provided our NEOs in fiscal 2020 are summarized in the footnotes to the Summary Compensation Table or are otherwise reported in the accompanying tables, including footnotes. Current benefits for our NEOs include core benefits available to all full-time employees (e.g., coverage for medical, dental, prescription drugs, basic life insurance, and long-term disability coverage).

Governance Policies and Additional Compensation-Related Items

We believe in holding ourselves to a high standard of ethics, transparency, and accountability. Accordingly, we have adopted corporate governance practices and policies that in many cases go beyond SEC and NYSE requirements to reflect emerging best practices.

Compensation Practice	Regis Policy
Independent Compensation Committee	Our Compensation Committee is composed solely of directors who are independent under the standards of the SEC and the NYSE, including the higher standards applicable to Compensation Committee members.
Clawback Policy	Our "clawback" policy permits us to recover certain equity as well as cash incentive payments from executive officers whose misconduct or negligence resulted in a significant financial restatement.
Limited Severance Benefits and Perks	We have benchmarked and implemented market severance terms (generally, base salary plus bonus, or two times base plus bonus after a change in control), while retaining our "double trigger" structure.
No Tax Gross-Ups	We do not provide tax gross-ups on perquisites or "golden parachute" payments.
Frozen Supplemental Retirement Benefit Plan	We froze the benefits under our supplemental retirement benefit plan as of June 30, 2012, as well as certain executive life insurance benefits. Mr. Bakken is the only currently employed NEO who so qualifies.
Stock Ownership Guidelines	We have meaningful stock ownership guidelines for our executives, discussed in more detail below.
Hedging Restrictions/ Prohibitions	Our insider trading policy prohibits our directors, officers, other employees and designees of the foregoing from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars and exchange funds, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our common stock, including shares held directly or indirectly (however, our policy does not prohibit general portfolio diversification transactions).
Pledging Restrictions/ Prohibitions	Our insider trading policy prohibits our employees, officers and directors from holding our stock in a margin account or pledging it as collateral for a loan, except in the limited circumstance that an individual has demonstrated financial capacity to repay the loan without resort to the pledged securities and obtains General Counsel approval.
Independent Compensation Consultant	Pay Governance has advised our independent Compensation Committee since fiscal 2018.
Risk Assessment	We consider risk in our compensation programs and periodically conduct a risk assessment, which is led by our independent compensation consultant.
Annual Say-on-Pay Vote	We offer our shareholders the opportunity to cast an advisory vote on our executive compensation every year.
No Repricing or Exchange of Underwater Options/SARs	Our plan prohibits the repricing or exchange of underwater stock options and stock appreciation rights without shareholder approval.

Stock Ownership by Named Executive Officers

The Board believes that each of our officers who has reached the level of Senior Vice President or above should be a shareholder and should have a significant financial stake in the Company. Accordingly, the Committee adopted stock ownership requirements, which are reflected in our Corporate Governance Guidelines, requiring each officer to hold our common stock having a fair market value equal to a multiple of their base salary, as set forth below:

- Chief Executive Officer—3x annual base salary
- Executive Vice President—2x annual base salary
- Senior Vice President—1x annual base salary

The current stock ownership requirements were established in April 2013. All shares beneficially owned by an officer are included in the calculation, except that shares subject to performance-based vesting conditions and shares subject to unexercised stock options and SARs are not included. For purposes of the stock ownership calculation, the shares are valued at the greater of (i) the average closing price of a share of the Company's common stock during the most recent fiscal year and (ii) the closing price on the last day of the most recent fiscal year.

The guidelines require officers to retain at least 75% of the shares received from equity compensation awards, net of shares withheld or tendered to satisfy withholding taxes, until the stock ownership requirement is satisfied. Accordingly, Mr. Sawyer, Ms. Zupfer and Mr. Townsend remain subject to this holding requirement.

The Nominating and Corporate Governance Committee is responsible for measuring and monitoring compliance with these guidelines.

	Stock Ownership Guideline	Current Ownership Level
Hugh E. Sawyer	3x	2.7x
Kersten D. Zupfer	2x	1.2x
Eric A. Bakken	2x	3.6x
Chad Kapadia	2x	2.3x
James A. Townsend	2x	0.5x

Employment Agreements and Post-Employment Compensation

Three of the NEOs named in this Proxy Statement, Mr. Sawyer, Ms. Zupfer and Mr. Bakken, are parties to a written employment agreement with the Company. Pursuant to their employment agreements, all of our eligible NEOs are entitled to certain compensation and other benefits if their employment terminates due to certain articulated reasons (including in connection with a change in control), as described below under "Summary of Executive Agreements." The employment agreements with our NEOs contain covenants not to compete or solicit, as well as confidentiality provisions, that the Committee considers especially valuable in the event of an executive's termination of employment. They provide for post-termination payments, conditioned upon signing and not rescinding a release of claims and compliance with the restrictive covenants in the employment agreement.

The Committee and the Board recognize the importance to us and our shareholders of avoiding the distraction and loss of key management personnel that may occur in connection with any rumored or actual change in control of the Company. Accordingly, the Committee and Board have structured change in control provisions to incentivize executives to remain employed while a transaction is under consideration or pending, and not to favor one transaction structure over another merely because of the impact on the executive's compensation. These provisions are discussed in the section captioned "Summary of Executive Agreements."

Our NEOs who do not have employment agreements are entitled to severance benefits under a senior executive severance policy adopted by the Committee in May 2020. Under the severance policy, senior vice presidents and above who are not party to an employment agreement are entitled to receive certain severance benefits if the executive's employment is terminated without cause. In order to receive severance benefits under the policy, the executive must sign and not rescind a release of claims and comply with a one-year non-competition and non-solicitation restriction. The terms of the policy are discussed in the section captioned "Senior Executive Severance Policy."

Changes to Severance Program

During the past few years, the Company has experienced numerous meaningful changes, which the Board and Committee believe will ultimately help position the Company for future success. Most critically, we announced a strategic shift to accelerate and expand our franchise model. In an effort to support retention of key talent in January 2017, the Committee provided that cash severance payable under any employment agreements would no longer be offset by earnings from non-competitive employment (as determined according to the terms of their employment agreement). The Committee also provided that severance payments would be paid in a lump sum upon termination, rather than as salary continuation (whenever feasible without adverse tax consequences to the employee); however, this provision for lump sum payments terminated in February 2020. These policy changes do not apply to Mr. Sawyer, as specified in his employment agreement. The changes described above and the senior executive severance policy were adopted to incentivize executives to remain with the Company through its transformation in spite of the uncertainty caused by strategic change.

Deductibility of Executive Compensation

Code Section 162(m) precludes the Company from taking a federal income tax deduction for compensation paid in excess of $1 million to our "covered employees" (which as of fiscal 2020 includes the CEO, CFO, our three other most highly compensated executive officers and certain former employees identified as a covered employee in fiscal 2018 or any subsequent year).

The Committee continues to believe that a significant portion of our executives' compensation should be tied to the Company's performance and that shareholder interests are best served if the Company's discretion and flexibility in structuring and awarding compensation is not restricted, even though some compensation awards may have resulted in the past, and are expected to result in the future, in non-deductible compensation expenses to the Company. The Committee's ability to continue to provide a competitive compensation package to attract, motivate and retain the Company's most senior executives is considered critical to the Company's success and to advancing the interests of its shareholders.

Regulatory Considerations

The Committee considered (i) the accounting treatment of various types of equity-based compensation under Accounting Standards Codification (ASC) Topic 718 and (ii) the non-deductibility of excess parachute tax payments under Code Section 280G (and the related excise tax imposed on covered employees under Code Section 4999) in its design of executive compensation programs. In addition, the Committee considered other tax and accounting provisions in developing the compensation programs for our NEOs. These included the special rules applicable to non-qualified deferred compensation arrangements under Code Section 409A, as well as the overall income tax rules applicable to various forms of compensation. While the Committee strove to compensate our NEOs in a manner that produced favorable tax and accounting treatment, its main objective was to develop fair and equitable compensation arrangements that appropriately motivate, reward and retain those executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with the management of the Company. Based on its review and related discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Daniel G. Beltzman, Chair
Virginia Gambale
Mark S. Light
Michael J. Merriman
M. Ann Rhoades
Members of the Compensation Committee

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table shows, for the person who served as our principal executive officer in fiscal 2020, each person who served as our principal financial officer in fiscal 2020, and the three other most highly compensated executive officers in fiscal 2020 who were still serving as such on June 30, 2020 (together referred to as the Named Executive Officers or "NEOs"), information concerning compensation earned for services in all capacities during each of the fiscal years ended June 30, 2020, 2019, and 2018.

Name and Principal Position	Fiscal Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Hugh E. Sawyer President and Chief Executive Officer	2020	861,821	—	—	—	—	—	28,040	889,861
	2019	950,000	145,802	6,588,878	—	715,431	—	26,946	8,427,057
	2018	950,000	—	—	—	1,966,500	—	161,832	3,078,332
Kersten D. Zupfer Executive Vice President and Chief Financial Officer[7]	2020	393,097	43,750	553,484	—	190,312	—	430	1,181,073
Eric A. Bakken Executive Vice President and President - Franchise	2020	507,279	74,250	—	—	322,988	196,421	21,608	1,122,546
	2019	527,000	66,825	1,313,472	—	300,713	151,934	33,812	2,393,756
	2018	527,000	—	546,076	—	1,113,750	—	33,260	2,220,086
Chad Kapadia Executive Vice President and Chief Technology Officer[8]	2020	558,596	69,900	599,988	—	304,065	—	18,293	1,550,842
	2019	495,000	42,768	1,262,125	—	204,930	—	13,040	2,017,863
James A. Townsend Executive Vice President and Chief Marketing Officer[9]	2020	475,279	59,400	—	—	258,390	—	21,728	814,797
Andrew H. Lacko Executive Vice President and Chief Financial Officer[10]	2020	197,625	—	294,035	—	—	—	9,201	284,442
	2019	527,000	53,460	1,162,142	—	240,570	—	12,934	1,996,106
	2018	527,000	125,000	786,851	—	534,600	—	60,992	2,034,443

1   Salary payments for fiscal 2020 were impacted by base salary reductions during a portion of the year as part of the Company's actions to address the impact of COVID-19. Includes amounts provided to the NEOs (with the exception of Messrs. Sawyer, Kapadia and Townsend) in the form of a modest perquisite allowance of approximately $32,000 per NEO that primarily covers an automobile allowance. The entire allowance is paid to the NEOs regardless of whether they spend the entire amount on automobile expenses and, therefore, is reported as base salary; however, the allowance amount is not included as base salary for purposes of determining other compensation and benefits amounts. In connection with Mr. Lacko's resignation November 15, 2020, his perquisite allowance was only $12,000.

2   The amounts for fiscal 2020 and 2019 represent the portion of AIC awards attributed to individual performance goals as the Committee determined that each NEO would receive a payout equal to at least 100% of his or her individual performance metric as described under "Annual Incentive Decisions for Fiscal 2020" in the CD&A. The amount for fiscal 2018 for Mr. Lacko represents a sign-on payment in connection with the commencement of his employment.

3   Values expressed represent the aggregate grant date fair value of stock or option awards granted in each fiscal year, as computed in accordance with FASB ASC Topic 718, based on the closing stock price on the grant date for RSUs and PSUs with performance metrics other than market conditions, the Monte Carlo model for PSUs with market conditions and the Black-Scholes model for SARs. See Note 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2020 for a description of the assumptions used in calculating these amounts.

The grant date fair values for stock awards for the fiscal year ended June 30, 2020 include:

• Matching RSUs that were granted in August 2019: Ms. Zupfer—$28,508; and Mr. Lacko—$294,035.

• RSUs to acquire 7,564 shares that were granted to Ms. Zupfer in November 2019 in connection with her promotion to CFO—$131,235; and PSUs to acquire 22,694 shares that were granted to Ms. Zupfer in November 2019 in connection with her promotion to CFO—$393,741.

• RSUs to acquire 37,105 shares that were granted to Mr. Kapadia in September 2019 as a retention incentive—$599,988.

The grant date fair values for stock awards for the fiscal year ended June 30, 2019 include:

• PSUs that were granted in August 2018: Mr. Sawyer—$4,313,880; Mr. Bakken—$829,587; Mr. Kapadia—$663,670; and Mr. Lacko—$663,670.

• RSUs that were granted in August 2018: Mr. Sawyer—$2,274,998; Mr. Bakken—$437,490; Mr. Kapadia—$349,983; and Mr. Lacko—$349,983.

• Matching RSUs that were granted in August 2018: Mr. Bakken—$46,395; Mr. Kapadia—$148,489; and Mr. Lacko—$148,489.

- RSUs to acquire 5,361 shares that were granted to Mr. Kapadia in June 2019 in connection with the successful completion of a key technology initiative related to a mobile application and a new partnership —$99,983.

The grant date fair values for stock awards for the fiscal year ended June 30, 2018 include:

- PSUs that were granted in October 2017: Mr. Bakken—$346,079 and Mr. Lacko—$276,863. The grant date fair values of these awards assumed that the target level achievement would be attained. If the grant date fair values had been calculated assuming the maximum level of achievement, the grant date fair values would have been: Mr. Bakken—$692,158 and Mr. Lacko—$553,726.

4 Amounts for fiscal 2020 represent amounts earned pursuant to AIC awards under the Short Term Plan.

5 Amounts represent the change in the present value of benefits under the pension plans. Mr. Bakken is the only NEO eligible for such plans. The pension value for Mr. Bakken decreased by $54,403 in fiscal 2018.

6 The following table sets forth All Other Compensation amounts by type:

Name	Company Match and Profit-Sharing Contribution[a] ($)	Moving / Travel Expenses[b] ($)	Total All Other Compensation[c] ($)
Hugh E. Sawyer	—	22,420	28,040
Kersten D. Zupfer	—	—	430
Eric A. Bakken	12,500	—	21,608
Chad Kapadia	11,365	—	18,293
James A. Townsend	4,687	—	21,728
Andrew H. Lacko	—	—	9,201

a The Company matches the NEOs' contributions into its retirement savings plans up to $25,000 per calendar year. Amounts greater than $25,000 are due to the difference between calendar and fiscal year compensation.

b Amount reflects reimbursements of Mr. Sawyer's relocation of his personal residence.

c Total All Other Compensation includes the following perquisites, which primarily relate to medical benefits, including the reimbursement of co-pay and other out-of-pocket expenses: Mr. Sawyer for Mr. Sawyer—$5,619; Ms. Zupfer—$430; Mr. Bakken—$9,108; Mr. Kapadia—$6,928; Mr. Townsend—$17,041; and Mr. Lacko—$9,201.

7 Ms. Zupfer was promoted to CFO on November 11, 2019.

8 Mr. Kapadia's employment commenced June 18, 2018.

9 Mr. Townsend's employment commenced April 8, 2019.

10 Mr. Lacko's employment commenced July 1, 2017 and terminated November 15, 2019.

Grants of Plan-Based Awards in 2020

The following table sets forth certain information concerning plan-based awards granted to the NEOs during the fiscal year ended June 30, 2020. No options were granted, repriced or materially modified during the fiscal year.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[2] (#)	Grant Date Fair Value of Stock & Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Hugh E. Sawyer			546,250	1,092,500	2,185,000					
Kersten D. Zupfer			109,375	218,750	437,500					
	8/30/2019	[4]							1,763	28,508
	11/11/2019	11/7/19							7,564[5]	131,235
	11/11/2019	11/7/19				—	22,694[6]	—		393,741
Eric A. Bakken			185,625	371,250	742,500					
Chad Kapadia			174,750	349,500	699,000					
	9/1/2019	8/12/19							37,105[7]	599,988
James A. Townsend			148,500	297,000	594,000					
Andrew H. Lacko[8]			148,500	297,000	594,000					
	8/30/2019	[4]							18,184	294,035

1 These amounts represent the threshold, target, and maximum non-equity incentive (bonus) amounts that could have been earned by our executives for fiscal 2020 under the Short Term Plan, as described under "Annual Incentive Decisions for Fiscal 2020" in the CD&A. The amounts for Ms. Zupfer and Mr. Kapadia were calculated by pro-rating the different base salary and bonus target percentages in effect for portions of the year. Based on fiscal 2020 results, bonus payments equal to 107% of target were earned as described in "Annual Incentive Decisions for Fiscal 2020" in the CD&A.

2 Annual grants for the fiscal year ended June 30, 2020 include:
   - Matching RSUs that were granted in August 2019: Ms. Zupfer—1,763; and Mr. Lacko—18,184. These awards cliff vest on the fifth anniversary of the grant date.

3 Amounts are computed in accordance with FASB ASC Topic 718.

4 Awards granted pursuant to terms of matching share program approved August 14, 2018.

5 Represents an award of RSUs to acquire 7,564 shares that were granted to Ms. Zupfer in November 2019 in connection with her promotion to CFO. This award will cliff vest on the third anniversary of the grant date.

6 These amounts represent an award of PSUs that were available to Ms. Zupfer as a result of her promotion to CFO. These awards will vest on the fifth anniversary of the grant date if she is still employed by the Company and the performance goal has been achieved.

7 Represents an award of RSUs to acquire 37,105 shares that was granted to Mr. Kapadia in September 2019 as a retention incentive. This award will cliff vest on the third anniversary of the grant date.

8 In connection with Mr. Lacko's resignation and termination of employment on November 15, 2020, all of the awards granted to Mr. Lacko in fiscal 2020 were forfeited.

Summary of Terms of Equity Awards

The terms of the equity awards granted as part of the current long-term incentives are summarized below:

- **Performance Stock Units—**PSUs are grants of restricted stock units that are earned based on the achievement of an end-of-period stock price performance goal(s) established by the Compensation Committee, representing a 10% annual compound growth ground based on the 50-day moving average share price at the beginning of the performance period. PSUs were granted in fiscal 2019 as part of the first year of our five-year executive pay plan, and Ms. Zupfer received an incremental PSU in fiscal 2020 in connection with her promotion. The PSUs have a three-year performance period with performance assessed as of July 1, 2021 (or November 12, 2022 in the case of Ms. Zupfer's incremental PSU), and will vest on the fifth anniversary of the grant date if the participant is still employed by the Company and the performance goal has been achieved, as described above in the CD&A under "Long-Term Incentive Decisions for Fiscal 2020." The PSUs earn dividend equivalents, but have no voting rights. The PSUs are also subject to the Company's clawback policy.

In the event of a termination of employment, unvested PSUs are generally forfeited; provided, however:

- If a participant's employment is terminated (i) without Cause (as defined in the 2016 Long Term Plan) or for Good Reason (as defined in the award agreement), in each case within 12 months following a Change in Control (as defined in the award agreement), (ii) due to death or disability or (iii) without Cause by the Company after the one year anniversary of the Grant Date and the Board does not intend to fill the participant's position at the Company with another person, then if the termination occurs (a) prior to the end of the performance period a pro-rated amount of the fiscal 2019 PSUs will vest or (b) on or after the end of the performance period but prior to the fifth anniversary of the grant date and the performance goal is achieved, 100% of the fiscal 2020 PSUs will vest. Clause (iii) does not apply to Mr. Sawyer.

- If the performance goal is achieved and a participant's employment is terminated on or after the third anniversary of the grant date due to (i) the participant's retirement (which is defined to mean termination at age 62 or after age 55 with 15 years or more of continuous service), or (ii) termination without Cause by the Company then, if the termination occurs (a) on or after the third anniversary of the grant date but before the fourth anniversary of the grant date, 60% of the fiscal 2019 PSUs will vest and (b) on or after the fourth anniversary of the grant date but before the fifth anniversary of the grant date, 80% of the fiscal 2020 PSUs will vest. This termination event trigger does not apply to Mr. Sawyer.

- If a participant's employment is terminated without Cause by the Company or for Good Reason both (i) after the one year anniversary of the Grant Date and (ii) following the appointment of a successor or interim successor to Mr. Sawyer, then a greater than pro rata portion of the fiscal 2020 PSUs will vest in accordance with the formula set forth in the award agreement. This termination event trigger does not apply to Mr. Sawyer.

The terms of Mr. Sawyer's fiscal 2019 PSUs are substantially similar to those granted to our other NEOs, provided that in the event the performance condition is achieved and he is terminated by the Company without Cause (i) on or after April 17, 2020 but before the third anniversary of the grant date, a pro-rated amount of the fiscal 2019 PSUs will vest, (ii) on or after the third anniversary of the grant date but before the fourth anniversary of the grant date, 60% of the fiscal 2019 PSUs will vest and (iii) on or after the fourth anniversary of the grant date but before the fifth anniversary of the grant date, 80% of the fiscal 2019 PSUs will vest. Mr. Sawyer's vesting under the applicable termination event triggers will not occur until the performance goal is achieved and the later of (A) the first to occur of (1) a Change in Control and (2) July 1, 2021 and (B) the date of his termination.

- **Restricted Stock Units—**The RSUs granted as part of our fiscal 2019 executive pay plan cliff vest on the third anniversary of the grant date if the participant is still employed by the Company. The RSUs earn dividend equivalents, but have no voting rights. The RSUs are also subject to the Company's clawback policy.

In the event of a termination of employment, unvested RSUs are generally forfeited; provided, however:

- If a participant's employment is terminated (i) without Cause (as defined in the 2016 Long Term Plan) or for Good Reason (as defined in the award agreement), in each case within 12 months following a Change in Control (as defined in the award agreement), (ii) due to death or disability or (iii) without Cause by the Company after the one year anniversary of the grant date and the Board does not intend to fill the participant's position at the Company with another person, then a pro-rated amount of the fiscal 2020 RSUs will vest.

- If a participant's employment is terminated without Cause by the Company or for Good Reason both (i) after the one year anniversary of the grant date and (ii) following the appointment of a successor or interim successor to Mr. Sawyer, then a greater than pro rata portion of the fiscal 2020 RSUs will vest in accordance with the formula set forth in the award agreement.

The terms of Mr. Sawyer's fiscal 2019 RSUs are substantially similar to those granted to our other NEOs provided that if his employment is terminated (i) without Cause (as defined in the 2016 Long Term Plan) or for Good Reason (as defined in the award agreement), in each case within 12 months following a Change in Control (as defined in the award agreement) (ii) due to death or disability or (iii) without Cause by the Company after the Initial Term (as defined in his employment agreement), then a pro-rated amount of the fiscal 2019 RSUs will vest.

Matching Share Program – Restricted Stock Units

Matching RSUs granted as part of our SPMP are subject to a five-year continued service and cliff vesting conditions and participants are also required to hold their underlying purchased shares for the same five-year period. The matching RSUs earn dividend equivalents, but have no voting rights. If a participant's employment is terminated (i) without Cause (as defined in the 2018 Long Term Incentive Plan) or for Good Reason (as defined in the award agreement), in each case within 12 months following a Change in Control (as defined in the 2018 Long Term Incentive Plan) or (ii) due to death or disability, if the termination occurs (a) prior to the third anniversary of the grant date, a pro-rated amount of the matching RSUs will vest or (b) on or after the third anniversary of the grant date, 100% of the matching RSUs will vest.

If a participant's employment is terminated on or after the second anniversary of the grant date due to (i) the participant's retirement (which is defined to mean termination at age 62 or after age 55 with 15 years or more of continuous service) or (ii) termination without Cause by the Company, then a pro-rated amount of the matching RSUs will vest.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth certain information concerning outstanding equity awards held by the Named Executive Officers at June 30, 2020.

	Option Awards				Stock Awards[1]			
Name	Number of Securities underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date[2]	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Not Vested[3] ($)
Hugh E. Sawyer	1,000,000[4]	—	11.15	4/17/2027				
					106,358[5]	870,008		
							319,074[6]	2,610,025
Kersten D. Zupfer	11,396	—	10.84	8/31/2025				
					1,004[7]	8,213		
					10,226[5]	83,649		
					832[8]	6,806		
					1,763[9]	14,421		
					7,564[10]	61,874		
							4,518[11]	36,957
							6,777[12]	55,436
							30,680[6]	250,962
							22,694[13]	185,637
Eric A. Bakken	4,200	—	16.60	4/28/2021				
	22,250	—	18.01	8/31/2022				
	26,578	—	15.78	8/30/2023				
	23,916	—	15.11	8/29/2024				
	45,584	—	10.84	8/31/2025				
					5,020[7]	41,064		
					20,453[5]	167,306		
					2,169[8]	17,742		
							22,590[11]	184,786
							61,360[6]	501,925
Chad Kapadia	—	—	—	—				
					1,620[14]	13,252		
					16,362[5]	133,841		
					6,942[8]	56,786		
					5,361[15]	43,853		
					37,105[16]	303,519		
							12,272[17]	100,385
							49,088[6]	401,540
James A. Townsend					16,900[18]	138,242		
							50,700[19]	414,726
Andrew H. Lacko	—	—	—	—	—	—	—	—

1   Stock award numbers include accrued dividend equivalents where applicable.

2   All awards of stock options and SARs expire ten years after the date of grant or in the case of retirement, voluntary termination, or dismissal without cause, 90 days after the termination.

3   Value based on a share price of $8.18, which was the last reported sale price for a share of our common stock on the NYSE on June 30, 2020.

4   Award vested in full on April 17, 2019 and became exercisable on April 17, 2020.

5   Award cliff vests on the third anniversary of the date of grant, which was August 31, 2018.

6 Amounts presented represent the number of shares that may be earned during the performance period ending June 30, 2021 with respect to the performance units granted on August 31, 2018. If the units are earned, they will be subject to an additional two-year service-based vesting requirement which will expire on August 31, 2023.

7 Award vests as to 33% of the shares covered by the award on each of the first three anniversaries of the date of grant, which was August 31, 2017.

8 Award cliff vests on the fifth anniversary of the date of grant, which was August 31, 2018.

9 Award cliff vests on the fifth anniversary of the date of grant, which was August 30, 2019.

10 Award cliff vests on the third anniversary of the date of grant, which was November 11, 2019.

11 Amounts presented represent the target number of shares that may be earned during the performance period ended June 30, 2020 with respect to the performance units granted on October 17, 2017. The performance condition was not satisfied and the awards were forfeited.

12 Amounts presented represent the target number of shares that may be earned during the performance period ended June 30, 2020 with respect to the performance units granted on December 5, 2017. The performance condition was not satisfied and the award was forfeited.

13 Awards presented represent the target number of shares that may be earned during the performance period ending November 11, 2022 with respect to the performance units granted on November 11, 2019. If the units are earned, they will be subject to an additional two-year service-based vesting requirement, which will expire on November 11, 2024.

14 Award vests as to 33% of the shares covered by the award on each of the first three anniversaries of the date of grant, which was June 18, 2018.

15 Award cliff vests on the third anniversary of the date of grant, which was June 5, 2019.

16 Award cliff vests on the third anniversary of the date of grant, which was September 1, 2019.

17 Amounts presented represent the target number of shares that may be earned during the performance period ended June 30, 2020 with respect to the performance units granted on June 18, 2018. The performance condition was not satisfied and the award was forfeited.

18 Award cliff vests on the third anniversary of the date of grant, which was April 8, 2019.

19 Amounts presented represent the target number of shares that may be earned during the performance period ending April 8, 2022 with respect to the performance units granted on April 8, 2019. If the units are earned, they will be subject to an additional two-year service-based vesting requirement which will expire on April 8, 2024.

2020 Option Exercises and Stock Vested

The following table sets forth certain information concerning SARs exercised and stock vested during fiscal 2020 for the Named Executive Officers:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise[2](#)	Value Realized on Exercise[1]($)	Number of Shares Acquired on Vesting[2](#)	Value Realized on Vesting[1]($)
Hugh E. Sawyer	—	—	—	—
Kersten D. Zupfer	—	—	11,609	204,805
Eric A. Bakken	—	—	47,447	835,571
Chad Kapadia	—	—	1,620	15,050
James A. Townsend	—	—	—	—
Andrew H. Lacko	—	—	15,374	257,912

1   Value realized on exercise is calculated as the difference between the market value of our common stock on the respective exercise date(s) and the exercise price of the option(s) on a pre-tax basis. Value realized on vesting is the market value of our common stock on the vesting date multiplied by the number of shares acquired, before taxes.

2   The number of shares acquired on exercise or vesting of stock awards includes shares that were forfeited for withholding tax obligations. The number of shares forfeited for each Named Executive Officer is reported below. The shares reported for Mr. Sawyer relate to share withholding to pay taxes on a RSU that vested in April 2019 but did not settle, and thus become taxable, until April 2020. The RSU was reported as vesting in fiscal 2019 and therefore is not included in the table above.

Name	Number of Shares Used to Pay Taxes on Exercised or Vested Awards (#)
Hugh E. Sawyer	35,292
Kersten D. Zupfer	5,836
Eric A. Bakken	24,138
Chad Kapadia	561
James A. Townsend	—
Andrew H. Lacko	4,705

Summary of Executive Agreements

Employment Agreements

We are party to an employment agreement with each of Mr. Sawyer, Ms. Zupfer and Mr. Bakken. The key provisions of the employment agreements are summarized below.

NEOs Currently Employed

Name	Date of Employment Agreement	Base Salary as of June 30, 2020 ($)	FY20 Target Annual Incentive Award (% of Base Salary)
Hugh E. Sawyer	4/17/2017	950,000	115
Kersten D. Zupfer	12/1/2014	425,000	60[1]
Eric A. Bakken	8/31/2012	495,000	75
Chad Kapadia	N/A	600,000	60
James A. Townsend	N/A	495,000	60
Andrew H. Lacko	N/A	495,000	60

1 Reflects the target percentage following Ms. Zupfer's promotion to CFO in November 2019. Prior to that time, her target percentage was 50%.

Ongoing Compensation

Base Salary—Each NEO receives an annual base salary in the amount set forth above. The base salary amounts are reviewed annually by the Committee and subject to adjustment.

Bonus—Each NEO is eligible for an annual incentive award. The annual incentive award is set as a percentage of the NEO's then-current base salary for achievement of target performance, but the actual payout may be less than or greater than such amount for actual performance that is less than or greater than target, respectively.

Long-Term Incentives—Each NEO is entitled to participate in the Company's long-term equity incentive program on the same basis as the Company's other executive officers, with the value of the awards being set annually by the Committee.

Life Insurance and Other Benefits—During the term of their employment, each NEO is entitled to life insurance and health and welfare benefits offered to other headquarters employees; provided that Mr. Sawyer has agreed not to participate in the employee stock purchase plan.

Termination of Employment Payments, Benefits and Other Obligations—The following section separately addresses benefits provided to the NEOs upon death or disability, termination without Cause or for Good Reason, termination for Cause or without Good Reason and termination after a Change in Control pursuant to employment agreements and applicable severance programs for Messrs. Sawyer and Bakken and Ms. Zupfer. The severance payments described below are contingent upon the NEO signing and not rescinding a release and complying with certain non-competition and non-solicitation provisions.

- **Death or Disability.** Each NEO is entitled to his or her accrued compensation and obligations, including a pro rata bonus for the year of termination.

- **Dismissal without Cause or Resignation for Good Reason (Prior to or More than Twenty-Four Months Following a Change in Control).** If an NEO is terminated without Cause or if he or she terminates for Good Reason, the NEO will receive an amount equal to one times his or her annual base salary plus a pro-rated portion of any bonus he or she would have earned for the year of termination (based on actual performance), plus 12 months of benefits continuation coverage.

- **Dismissal without Cause or Resignation for Good Reason in Connection with a Change in Control.** If Mr. Bakken's employment is terminated without Cause or if he terminates for Good Reason within 24 months following a change of control, then he will instead receive an amount equal to two times base salary plus two times the target annual bonus for the year of termination, as well as 18 months of benefits continuation payments, subject to reduction pursuant to the "best of net" provisions in Mr. Bakken's employment agreement. For Mr. Sawyer and Ms. Zupfer, the severance amount is the same as for any dismissal without Cause.

- **Dismissal for Cause or Resignation without Good Reason.** The NEOs are entitled to accrued compensation and obligations where dismissal is for Cause or resignation is without Good Reason. In the event of a termination of employment for Cause or resignation without Good Reason, severance benefits would not be payable.

Provision for Offset of Severance—The agreements provide that severance payments will be paid over the course of the severance period and offset by any compensation an NEO receives from other substantially full-time employment during the severance period. However, the Committee modified these provisions during fiscal 2017 to provide that severance will not offset by non-competitive employment. See "Changes to Severance Program" in the CD&A. The severance payments are also contingent upon signing and not rescinding a release and complying with certain non-competition and non-solicitation provisions.

Restrictive Covenants—The NEOs are subject to restrictive covenants prohibiting the disclosure or use of confidential information, along with two-year covenants regarding non-competition and non-solicitation of employees. Our remedies for violation of restrictive covenants include injunctive relief and forfeiture of severance benefits.

Mandatory Arbitration—Disputes arising under the employment agreements are to be resolved by binding arbitration.

Sign-On, Relocation and Related Benefits

When executive officers join the Company, from time to time we have agreed to sign-on incentives and relocation benefits that are not part of their ongoing compensation to incentivize them to leave their former employers and join the Company. Specifically, these benefits to the NEOs include:

Sign-On Incentives—When Mr. Sawyer joined the Company in April 2017, he received a sign-on bonus equal to $585,000, subject to a one-year clawback, and initial equity awards with an aggregate value of $5.0 million, comprised of $4.0 million of stock-settled SARs and $1.0 million of RSUs. When Mr. Lacko joined the Company in July 2017, he received a sign-on bonus equal to $125,000 and initial equity awards with an aggregate value of $350,000, comprised of RSUs valued on July 1, 2017. When Mr. Kapadia joined the Company in June 2018, he received a sign-on bonus equal to $75,000 and initial equity awards with an aggregate value of $350,000, comprised of $262,500 of PSUs and $37,500 of RSUs. See below for further detail about these awards.

Relocation Expenses—We agreed to reimburse Mr. Sawyer up to $175,000 for temporary housing expenses for 18 months and to pay him any unspent portion if he remains employed after 18 months. We agreed to reimburse Mr. Lacko up to $50,000 in moving costs and up to $50,000 in real estate commissions if he sold his home within the first year of employment.

Historical Retirement and Life Insurance Benefits

Retirement Benefits—Pursuant to certain grandfathered provisions of Mr. Bakken's employment agreement, upon retirement (at or after age 65), Mr. Bakken is entitled to receive a lump sum cash payment equal to the present value of a hypothetical annuity of monthly payments that are equal to the greater of $5,000 or 40% of his respective five-year average monthly compensation for the five-year period ending June 30, 2012 (i.e., July 1, 2007 through June 30, 2012), excluding bonuses (subject to a 20-year vesting schedule), to be paid for 240 months. Mr. Bakken's agreement provides he will be entitled to the fully vested benefit if his employment is terminated without Cause or if he terminates for Good Reason at any time, and his agreement provides he will be entitled to the fully vested benefit if his employment terminates for any reason other than for Cause within two years of a Change in Control. Additionally, upon any termination following a Change in Control (except for Cause), he receives (i) the same retirement benefits described below, except that the lump sum is equal to the sum of the payments due, determined as if he is fully vested, and (ii) a lump sum payment of any unpaid amounts described below under "Life Insurance."

Under this arrangement, an executive officer has the option to elect to receive his or her retirement benefit in the form of 240 monthly payments rather than the lump sum, provided that such election is made in accordance with the requirements described in his or her employment agreement and consistent with Code Section 409A. In addition to the possibility for reduction based on (i) the vesting schedule and/or (ii) the present value discount for a lump sum payment, an executive's retirement benefit is subject to further discount if paid prior to age 65 (an "Early Retirement"). If payment is made in connection with an Early Retirement, the hypothetical annuity of 240 monthly payments is discounted by first calculating the benefit as an annuity starting at age 65, and then converting it to an immediate commencement annuity using the yield to maturity of 30-year U.S. Treasury Notes as of June 30, 2012 (2.76%).

If an executive officer dies before receiving full payment of his or her retirement benefit, payment will be made in a lump sum or monthly payments will continue, as applicable, to his or her designated beneficiary (or his or her estate). If an executive officer becomes disabled, he or she will receive monthly payments beginning six months after his or her disability begins and continuing until the earlier of his or her death or attainment of age 65, or until he or she ceases to be disabled, in an amount equal to his or her monthly benefit. At death or attainment of age 65, he or she (or his or her beneficiary) will receive the benefit described above under "Retirement Benefits." No retirement benefits are payable in the event of termination of employment for Cause.

Under the amended and restated employment agreement signed by Mr. Bakken effective August 31, 2012, we froze vesting in his retirement benefits as of June 30, 2012, subject to the continued right to full acceleration in the event of termination without Cause or termination for Good Reason, as described above. As indicated, we also limited the calculation of the monthly benefit to his five-year average monthly base salary as of June 30, 2012.

Of our NEOs, only Mr. Bakken is eligible for this benefit.

Life Insurance—We agreed to pay premiums for a total of ten years on the existing policies insuring the lives of certain of our executive officers who were entitled to such benefits and were employed by the Company as of June 30, 2012. As of June 30, 2020, we have made all of the payments that we had agreed to pay on Mr. Bakken's policies. As of June 30, 2020, the aggregate face amount of Mr. Bakken's policies is approximately $3.2 million.

Compensatory Arrangements with Mr. Sawyer

In April 2017, the Board appointed Mr. Sawyer as President and CEO. In connection with his appointment, the Company entered into an employment agreement with Mr. Sawyer with an initial term of three years, and thereafter renewing annually. He is entitled to an annual base salary of $950,000 and a target annual incentive opportunity of 115% of his annual base salary. He also received a sign-on bonus of $585,000 to compensate him for forfeited compensation from his former employer (furthermore, a pro-rated portion of this bonus must be repaid if he terminates employment under certain circumstances). The Company also agreed to reimburse Mr. Sawyer up to $175,000 for temporary housing expenses for 18 months and to pay him any unspent portion if he remained employed after 18 months.

	Fiscal 2017 ($)	Fiscal 2018 ($)	Fiscal 2019 ($)	Fiscal 2020 ($)
Base Salary[1]	950,000	950,000	950,000	950,000
Annual Incentive Target[1]	—	1,092,500	1,092,500	—[3]
Long-Term Equity Incentive	—	—	9,100,000[2]	—
Sign-On Bonus	585,000	—	—	—
Initial Equity Awards	5,000,000	—	—	—

1 May be increased in the Compensation Committee's discretion.

2 Amount of fiscal 2019 long-term equity incentive reflects the grant of a single, larger equity award at the outset of a five-year period as described above under "Background of Our Fiscal 2019 Pay Plan."

3 Mr. Sawyer indicated his intention to forego any cash annual incentive award for fiscal 2020 related to the Short Term Plan.

In addition, the Committee approved sign-on equity awards to Mr. Sawyer with an aggregate value of $5.0 million, comprised of approximately $4.0 million of stock-settled SARs and $1.0 million of performance-contingent RSUs. Mr. Sawyer's initial equity awards were scheduled to vest on the second anniversary of the date of grant subject to his continued service through that date, and in the case of his RSUs, also subject to the satisfaction of performance goals related to the Company's stock price, which goals were attained in April 2019, at which time the RSUs vested. However, his SARs will not become exercisable and his RSUs were not settled until the third anniversary of the date of grant in April 2020, and his SARs will be exercisable until the tenth anniversary of the date of grant. Mr. Sawyer did not receive an additional equity grant when the Company made its fiscal 2018 annual equity grants in August 2017.

The Committee designed Mr. Sawyer's compensation to be strongly performance-based, both upon hire and on an ongoing basis, with 76% of his compensation at hire and approximately 80% in future years tied to the Company's performance.

On September 4, 2020, Mr. Sawyer and the Company entered into transition services and release agreement in connection with Mr. Sawyer's retirement from active management and his current positions with the Company immediately prior to Mr. Athayde becoming Chief Executive Officer and President on October 5, 2020. Pursuant to the terms of the transition agreement, during the period between Mr. Sawyer's departure date and the twelve-month anniversary thereof, Mr. Sawyer will serve as an executive advisor to the Company. For his services as an executive advisor, Mr. Sawyer will be entitled to an annual consulting fee of $1,200,000. Mr. Sawyer will also receive reimbursement for the employer portion of COBRA premiums during the consulting term. Pursuant to the transition agreement, Mr. Sawyer agreed to extend the non-competition and non-solicitation restrictions under Mr. Sawyer's employment agreement through the period ending twenty-four months after the end of the consulting term. The consulting term may be terminated prior to the expiration of the twelve-month term upon Mr. Sawyer's death or disability, by mutual agreement between the Company and Mr. Sawyer, and in the event of Mr. Sawyer's breach of certain restrictive covenants in his employment agreement and the transition agreement.

Compensatory Arrangements with Mr. Athayde

On September 4, 2020, the Company entered into a letter agreement with Mr. Athayde in connection with his appointment as Chief Executive Officer and President effective on October 5, 2020. Pursuant to the agreement, Mr. Athayde will receive a base salary of $700,000 per year, an annual target bonus opportunity equal to 125% of his annual base salary (up to a maximum payout of 225% of his annual base salary) and a sign-on bonus of $2,500,000 (which is subject to pro-rata repayment if Mr. Athayde's employment is terminated under certain circumstances prior to the first anniversary of his employment commencement date).

Mr. Athayde will also receive sign-on equity awards to be granted as of his employment commencement date as follows:

- 1,100,000 options to purchase shares of the common stock of the Company, granted under the Company's 2018 Long Term Incentive Plan, which are eligible to vest, as to the service requirement, on the fourth anniversary of the commencement date, subject to achievement, prior to the fifth anniversary of the commencement date, of a volume-weighted average closing price per share of the Company equal to or in excess of 150% of the closing price per share of the Company on the trading day immediately prior to the date of the announcement of Mr. Athayde's employment with the Company; and

- 358,680 restricted stock units with a value equal to $2,500,000 (based on the closing price per share on September 4, 2020), which are eligible to vest on the first anniversary of the commencement date based on Mr. Athayde's continued service, and options to purchase 358,680 shares of the Company's common stock, which are eligible to vest on the fourth anniversary of the commencement date, each of which will be granted on the commencement date pursuant to the employment inducement exception of the NYSE rules.

All of the stock options will have a per share exercise price equal to the closing price per share of the Company on the date of grant and will have a term of ten years. Mr. Athayde will also be reimbursed for certain relocation expenses, including for temporary housing for up to twelve months following his commencement date, up to an aggregate amount of $150,000.

If Mr. Athayde's employment is terminated either by the Company without Cause or by Mr. Athayde for Good Reason, as defined in his letter agreement, Mr. Athayde will be eligible for severance benefits under the Company's senior executive severance policy described below. "Cause" is defined in Mr. Athayde's agreement as indictment for, conviction of, or a plea of guilty or no contest to, any indictable criminal offence or any other criminal offence involving fraud, misappropriation or moral turpitude; continued failure to perform material duties under the agreement or following the lawful direction of the Board or a material breach of fiduciary duties; theft, fraud or material dishonesty with regard to the Company in connection with his duties; material violation of the Company's code of conduct or similar written policies, including the Company's sexual harassment policy, that is not cured (if curable) within thirty days after written notice by the Board; willful misconduct unrelated to the Company having or likely to have a material negative impact on the Company (economic or reputational); an act of gross negligence or willful misconduct that relates to the affairs of the Company; or material breach of the provisions of the letter agreement that is not cured (if curable) within thirty days after notice by the Board. "Good Reason" is defined in Mr. Athayde's agreement as any material diminution of authority, duties or responsibilities; or a material reduction by the Company of his base salary or target annual bonus percentage (other than an across the board reduction of not more than 10% that applies to all other executives of the Company or any temporary reduction of no more than 25% in response to the COVID-19 pandemic or other extraordinary event of similar market consequence that does not last longer than twelve months); provided that Mr. Athayde must give sixty days written notice of termination and opportunity for the Company to cure the event and the Company fails to do so. Mr. Athayde also executed the Company's non-compete, non-disclosure, non-solicitation and non-hire agreement.

Senior Executive Severance Policy

In May 2020, the Committee approved a senior executive severance policy where senior vice presidents and above without an individual employment agreement are entitled to receive the following severance benefits if the executive's employment is terminated without cause: one year of base salary paid in installments over the period of twelve months; a pro-rata bonus for the fiscal year in which termination occurs based on actual performance, but not to exceed the target bonus amount; continuation of certain medical benefits for up to twelve months unless and until the executive is covered under the health and/or dental insurance policy of a new employer. The severance benefits are subject to the executive signing a release in favor of the Company and complying with one-year non-competition and non-solicitation restrictions. Because Mr. Kapadia and Mr. Townsend do not have employment agreements, they are eligible for severance benefits under this policy if they have a qualifying termination, and Mr. Athayde's letter agreement incorporates this policy in the event of a qualifying termination of Mr. Athayde's employment under his letter agreement.

Definitions Under Executive Agreements

Certain of the terms used in the executive agreements as in effect at the end of fiscal 2020 are defined below:

Cause—Acts resulting in a felony conviction that is materially detrimental to the financial interests of the Company; willful nonperformance by the executive of his material employment duties (other than by reason of physical or mental incapacity) after reasonable notice to the executive and reasonable opportunity (not less than 30 days) to cease such non-performance; or willful engagement in fraud or gross misconduct that is materially detrimental to the financial interests of the Company.

Change in Control—A person is or becomes the beneficial owner of 20% or more of the outstanding common stock or outstanding voting securities of the Company; consummation of a merger or consolidation of the Company, a statutory share exchange or an acquisition of all or substantially all of the Company's assets unless the beneficial owners of the Company's outstanding voting securities immediately prior to the transaction beneficially own more than 50% of the voting power of the outstanding voting securities of the surviving entity in substantially the same proportions; or the incumbent directors cease to constitute at least a majority of the Board. Furthermore, in August 2014, the Board adopted an amendment providing that a Change in Control does not occur if a person becomes the beneficial owner of 20% or more of the outstanding common stock or outstanding voting securities of the Company solely as the result of a change in the aggregate number of shares of outstanding common stock or outstanding voting securities since the last date on which such person acquired beneficial ownership of any shares of common stock or voting securities. Beginning with the Company's fiscal 2019 equity awards, the Change in Control beneficial ownership triggering percentage described above has been increased from 20% to 49%.

Good Reason—Any adverse alteration in the executive's reporting responsibilities, titles or offices (or, in the case of Mr. Sawyer, a material diminution of his authority, duties or responsibilities); a material reduction of the executive's base salary (or, in the case of Mr. Sawyer, any reduction in his base salary or target annual incentive percentage); failure by the Company to continue any compensation plan, bonus or incentive plan; material breach of the agreement by the Company; requirement that the executive's principal place of employment be relocated by more than 30 miles from the Company's current address (other than for Mr. Sawyer); or the Company's failure to obtain an agreement from any successor entity to assume the Company's obligations under the agreement.

Disability—Physical or mental disability or health impairment that prevents the effective performance by the executive of his or her duties on a full-time basis.

Retirement Plans and Arrangements

We currently provide the NEOs the option to participate in two Company-sponsored retirement savings plans: the Executive Retirement Savings Plan, a nonqualified deferred compensation plan, and the Regis Individual Secured Retirement Plan (the "RiSRP"), an employee welfare benefit plan, which was added in fiscal 2016 as a post-tax retirement savings option.

Elections to defer compensation under the Executive Retirement Savings Plan are made annually, prior to the beginning of the year in which the deferred compensation is earned. Executives may defer up to 100% of their annual compensation, including annual incentive, on a pre-tax basis. Beginning with elections made in fiscal 2016, in-service distributions must be deferred for a minimum of two years. Employer contributions under the Executive Retirement Savings Plan for our NEOs include a 25% match on up to a maximum of $100,000 in deferred compensation (i.e., $25,000) and a discretionary annual profit sharing contribution (each on a calendar-year basis), although no profit sharing contribution has been made since 2016. We deposit the deferred amounts and employer contributions into a trust for the benefit of plan participants. In accordance with tax laws, the assets of the trust are subject to claims of the Company's creditors. Participant account balances are deemed invested as the executive directs, from time to time, among the investment alternatives offered. Subject to compliance with plan terms and applicable tax requirements (including, without limitation, Code Section 409A), executives may elect the distribution date for their plan accounts.

Under the RiSRP, participants may elect to contribute amounts from payroll, up to 100% of their annual compensation, including annual incentive, on an after-tax basis. Employee contributions under the RiSRP for our NEOs include the same match opportunity as the Executive Retirement Savings Plan, and if an NEO is participating in both plans, their aggregate match is capped at $25,000. Participants may also make contributions outside of payroll deductions, but these are not eligible for employer match. Participant contributions and employer matching contributions are deposited in participant-owned life insurance policies. These insurance policies are not subject to claims of the Company's creditors. Each participant's account balances under the life insurance policy is invested as the participant directs, from time to time, among the investment alternatives available under the insurance policy.

Pension Benefits in 2020

The following table sets forth certain information concerning pension benefits for the Named Executive Officers for fiscal 2020:

Name[1]	Age at June 30, 2020	Plan Name[2]	Number of Years of Credited Service[3] (#)	Present Value of Accumulated Benefit[4] ($)	Payments During Last Fiscal Year ($)
Eric A. Bakken	53	Employment Agreement	26.5	1,295,211	—

1   Mr. Bakken is the only NEO eligible for the Company's pension benefits program, as it was frozen prior to the commencement of employment of all our other NEOs.

2   Retirement benefits provided under the applicable employment agreement for each Named Executive Officer are described above under "Summary of Executive Agreements."

3   The number of years of credited service shown for Mr. Bakken represents his actual years of service; however, for purposes of determining the value of their accumulated benefit, his years of credited service was frozen at 18.5.

4   The present value of pension benefits for Mr. Bakken is calculated based on the following assumptions: (i) freezing of the pension benefits as described above under "Summary of Executive Agreements—Retirement Plans and Arrangements," (ii) expected retirement age of the later of (A) June 30, 2020 or (B) age 65, which is the earliest time a participant may retire without any benefit reduction due to age, and (iii) discount rate of 1.87%.

Nonqualified Deferred Compensation for 2020

The following table sets forth certain information concerning nonqualified deferred compensation under our Executive Retirement Savings Plan for the NEOs for fiscal 2020:

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions[2] ($)	Aggregate Balance at Last FYE[3] ($)
Hugh E. Sawyer	—	—	(755,448)	733,340	—
Kersten D. Zupfer	—	—	17,511	127,393	277,980
Eric A. Bakken	50,000	12,500	15,989	143,536	300,983
Chad Kapadia	45,460	11,365	6,591	—	92,609
James A. Townsend	18,750	4,687	—	—	23,437
Andrew H. Lacko	—	—	—	—	—

1   The Company matches deferred compensation contributions to our Executive Retirement Savings Plan at a rate of 25% of the amount contributed by the participant, up to $25,000 per calendar year. Amounts exceeding $25,000 are due to timing differences between the calendar and fiscal year.

2   For Mr. Sawyer, this value represents the value of shares he received upon settlement of his inducement award of restricted stock units that vested upon achieving certain stock price conditions on April 17, 2019 for which delivery of the underlying shares was deferred until April 17, 2020. The amount is calculated based on the closing price of the Company's common stock on April 17, 2020.

3 The following amounts of contributions and earnings reflected in the table above have been reported in the current year or prior years' Summary Compensation Tables as follows:

Name	Total Amount Reported in Current or Prior Summary Compensation Tables ($)	Current Year Summary Compensation Table			
		Salary ($)	Non-Equity Incentive Plan ($)	Above-Market Earnings ($)	Company Match and Profit-Sharing Contribution in All Other Compensation ($)
Hugh E. Sawyer	730,044	—	—	—	—
Kersten D. Zupfer	—	—	—	—	—
Eric A. Bakken	491,817	50,000	—	—	12,500
Chad Kapadia	54,688	12,500	—	—	6,591
James A. Townsend	—	—	—	—	—
Andrew H. Lacko	—	—	—	—	—

The measurement funds available under the Executive Retirement Savings Plan include selected mutual funds, which are the same measurement funds available for employees generally with respect to investment of their funds in the Company's qualified 401(k) plan. Participants in the plan may change their investments in the various measurement funds at any time. Historically, the Company's common stock was also available as a measurement fund, but it has subsequently been removed as an investment option.

Contributions made to the RiSRP on behalf of the NEOs are not included in the table above as this plan is an after-tax nonqualified retirement plan that does not provide for a deferral of compensation.

Potential Payments Upon Termination or Change in Control

The tables that follow describe potential payments and benefits provided to our NEOs or their beneficiaries under the employment agreements, plans and arrangements in existence at June 30, 2020 under various scenarios involving a termination of employment and/or a change in control, and assuming that the termination or change in control event(s) occurred on June 30, 2020. The agreements are described in more detail under "Summary of Executive Agreements."

The following presentation has been keyed to the following events upon which an NEO or their beneficiaries would be entitled to a payment or benefit:

- Voluntary termination or involuntary termination not related to a change in control;

- Termination due to death;

- Termination due to disability;

- A change in control not involving an employment termination; and

- Involuntary termination within twenty-four months after a change in control.

Unless otherwise specified, an "involuntary termination" for these purposes includes a termination by the Company without "Cause" or by NEO for "Good Reason," but does not include a termination for "Cause." A "voluntary termination" refers to a termination by the NEO other than for "Good Reason." "Cause" and "Good Reason" for these purposes have the meanings described above under "Definitions Under Executive Agreements."

Potential Payments to NEOs

Mr. Lacko voluntarily resigned his employment with the Company effective November 10, 2019 and was not entitled to any enhanced or accelerated payments or benefits. Accordingly, Mr. Lacko is not included in the table below.

Name[1]	Type of Payment or Benefit	Not Related to Change in Control				After a Change in Control	
		Voluntary Termination ($)	Involuntary Termination[2] ($)	Death ($)	Disability ($)	Not Involving a Termination of Employment ($)	Involuntary Termination[3] ($)
Hugh E. Sawyer	Severance	—	2,042,500	—	—	—	2,042,500
	Medical and Dental Insurance Benefits[4]	—	24,368	—	—	—	24,368
	Accelerated Vesting of Equity[5]	—	531,672	531,672	531,672	—	531,672
	Total	**—**	**2,598,540**	**531,672**	**531,672**	**—**	**2,598,540**
Kersten D. Zupfer	Severance	—	680,000	—	—	—	680,000
	Medical and Dental Insurance Benefits[4]	—	—	—	—	—	—
	Accelerated Vesting of Equity[5]	—	64,361	85,546	85,546	8,213	85,546
	Total	**—**	**744,361**	**85,546**	**85,546**	**8,213**	**765,546**
Eric A. Bakken	Severance	—	866,250	—	—	—	1,732,500
	Medical and Dental Insurance Benefits[4]	—	11,028	—	—	—	16,541
	Retirement Benefits[6]	1,162,345	1,367,465	1,903,176	2,555,922	1,367,465	1,367,465
	Accelerated Vesting of Equity[5]	—	102,242	154,148	154,148	41,064	154,148
	Total	**1,162,345**	**2,346,985**	**2,057,324**	**2,710,070**	**1,408,529**	**3,270,655**
Chad Kapadia[8]	Severance	—	960,000	—	—	—	960,000
	Medical and Dental Insurance Benefits[4]	—	—	—	—	—	—
	Accelerated Vesting of Equity[5]	—	181,454	229,411	229,411	13,254	229,411
	Total	**—**	**1,141,454**	**229,411**	**229,411**	**13,254**	**1,189,411**
James A. Townsend	Severance	—	792,000	—	—	—	792,000
	Medical and Dental Insurance Benefits[4]	—	20,148	—	—	—	20,148
	Accelerated Vesting of Equity[5]	—	56,577	56,577	56,577	—	56,577
	Total	**—**	**868,725**	**56,577**	**56,577**	**—**	**868,725**

1   Mr. Sawyer, Ms. Zupfer and Mr. Bakken are each party to a written employment agreement with the Company, which define their benefits in connection with the events described above. Messrs. Kapadia and Townsend are eligible for severance benefits under the Senior Executive Severance Policy.

2   Severance amounts in the event of involuntary termination not related to Change in Control represent a cash payment equal to one times annual base salary plus a pro-rated portion of any bonus the executive officer would have earned for the year of termination, based on actual performance.

3   In the event of an Involuntary Termination Related to a Change in Control, all NEOs other than Mr. Bakken would receive the same severance as for any involuntary termination. The severance for Mr. Bakken represents a cash payment equal to two times annual base salary plus two times the target annual bonus for the year of termination. Accelerated vesting of equity is as provided in grant agreements under the applicable long-term incentive plan. Under Code Section 280G, executives will incur an excise tax on portions of these payments if the parachute value of payments exceeds a specified threshold. Under the 2004 Amended and Restated Long Term Incentive Plan (the "2004 Long Term Plan"), participants who first received awards prior to October 22, 2013 (which includes only Mr. Bakken) are entitled to an excise tax gross-up if an award granted thereunder, either alone or together with other payments and benefits the participant receives or is entitled to receive would constitute a "parachute payment." These grandfathered rights to tax gross-ups were waived by Mr. Bakken effective in August 2018. The 2016 Long Term Plan does not provide for any excise tax gross-ups on parachute payments. Pursuant to Mr. Bakken's employment agreement, the Company will determine whether he is better off receiving the full payment due and paying the excise tax, or receiving a reduced payment that falls just below the excise tax threshold, which is referred to as a "best of net" provision. For this hypothetical payment as of June 30, 2020, it has been estimated that Mr. Bakken would be better off taking a reduced payment.

4   The amount represents the estimated medical and dental insurance premiums for the applicable benefits continuation period following involuntary termination. The continuation period is 18 months for Mr. Sawyer; for the other NEOs, it is 12 months (except for Mr. Bakken it is 18 months if related to a change in control). Ms. Zupfer and Mr. Kapadia are not currently enrolled in company health benefit programs.

5   Amounts represent the intrinsic value of RSUs and PSUs as of June 30, 2020 for which the vesting would be accelerated. The value included for RSUs and PSUs is the product of the number of units for which vesting would be accelerated and $8.18, the closing price of the Company's common stock on June 30, 2020 on the NYSE.

6   The amounts represent a lump sum cash payment equal to the present value of a hypothetical annuity of monthly benefits. The annuity amount and payment period vary according to the termination scenario, as described under "Summary of Executive Agreements — Employment Agreements — Historical Retirement and Life Insurance Benefits."

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following information about the relationship of the annual total compensation of our median employee and the annual total compensation of Mr. Sawyer, our President and Chief Executive Officer. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For fiscal 2020, our last completed fiscal year:

- The annual total compensation of our median employee was $21,232; and

- The annual total compensation of our President and CEO, as reported in the Summary Compensation Table presented elsewhere in this proxy statement, was $889,861.

Based on this information for fiscal 2020, we reasonably estimate that the ratio of our President and CEO's annual total compensation to the annual total compensation of our median employee, a part-time stylist at one of our salons, was 42:1. Our fiscal 2020 pay ratio is substantially lower than our fiscal 2019 pay ratio because (i) Mr. Sawyer decided to forego any cash annual incentive payout for fiscal 2020 and (ii) under our executive pay plan, our senior executives, including Mr. Sawyer, each received a single, large equity grant in fiscal 2019 that will cover a five-year period from fiscal 2019 to fiscal 2023, and therefore Mr. Sawyer did not receive any annual equity grant in fiscal 2020.

We used the following methodology and material assumptions and reasonable estimates to identify our median employee in a manner consistent with SEC rules and guidance:

For our fiscal 2020 pay ratio analysis, we determined that we could not use the same median employee that we identified last year since due to our ongoing restructuring efforts we have experienced a significant decrease in our employee population that we believe would significantly impact our fiscal 2020 pay ratio disclosure.

We identified our median employee by analyzing the total cash compensation paid to all members of our employee population (other than our President and CEO) during fiscal 2020 who were employed on June 30, 2020. Total cash compensation incudes wages (for both salaried employees and hourly employees), cash bonuses, tips and commissions, except that we included amounts of base salary that were not paid due to COVID-19 related pay reductions in order to normalize the pay so we could identify a more representative median employee. In making these determinations, we annualized the compensation of those full-time and part-time permanent employees who were employed on June 30, 2020, but did not work for us during all of fiscal 2020, including those did not work for a period of time due to the employee furloughs in connection with COVID-19. No full-time equivalent adjustments were made for part-time employees.

After identifying the median employee, we calculated annual total compensation for that individual in accordance with the same methodology used for our named executive officers as set forth on the Summary Compensation Table. With respect to the annual total compensation of our President and CEO, we used the amount reported in the "Total" column reported in the Summary Compensation Table.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued under all of our stock-based compensation plans in effect as of June 30, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders[1]	1,702,305	$16.29	4,767,901[2]
Equity compensation plans not approved by security holders[3]	1,000,000	$11.15	222,339[4]
Total	**2,702,035**	**$14.39**	**4,990,240**

1   Includes shares granted through stock options, SARs, restricted stock awards, RSUs and PSUs under the 2004 Long Term Plan, 2016 Long Term Plan and 2018 Long Term Plan. Information regarding the stock-based compensation plans is included in Notes 1 and 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2020.

2   The Company's 2018 Long Term Plan provides for the issuance of a maximum of 3,818,895 shares of the Company's common stock through stock options, SARs, restricted stock or RSUs. As of June 30, 2020, there are 3,774,266 shares available for future issuance under the 2018 Long Term Plan and 993,635 shares available for issuance under the Company's Stock Purchase Plan.

3   Consists of SARs granted to Mr. Sawyer under the NYSE inducement grant exception to its rules for shareholder approval of equity plans in connection with the commencement of his employment, the terms of which are described under "Compensatory Arrangements with Mr. Sawyer" in the CD&A.

4   The Company's SPMP provides for the issuance of a maximum of 250,000 shares of the Company's common stock upon purchase of shares at fair market value by eligible participants. As of June 30, 2020, there are 222,339 shares available for issuance under the SPMP. The SPMP is described above under "SPMP and Matching RSU Grants in Fiscal 2020" in the CD&A.

ITEM 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 Upon the recommendation of the Audit Committee of the Board, the Board unanimously recommends a vote <u>FOR</u> ratification of the appointment of PricewaterhouseCoopers LLP.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PricewaterhouseCoopers LLP, certified public accountants and independent registered public accounting firm, as our independent registered public accounting firm for the fiscal year ending June 30, 2021. Although not required, the Board wishes to submit the selection of PricewaterhouseCoopers LLP for shareholders' ratification at the Annual Meeting. If the shareholders do not so ratify, the Audit Committee will reconsider its selection.

Representatives of PricewaterhouseCoopers LLP are expected to participate in the Annual Meeting, will have the opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions.

Upon the recommendation of the Audit Committee of the Board, the Board unanimously recommends a vote <u>FOR</u> ratification of the appointment of PricewaterhouseCoopers LLP.

Audit Fees

Aggregate audit fees billed for professional services rendered by PricewaterhouseCoopers LLP were $1,989,003 for the year ended June 30, 2020, and $2,323,000 for the year ended June 30, 2019. Such fees were primarily for professional services rendered for the audits of our consolidated financial statements as of and for the years ended June 30, 2020 and 2019, limited reviews of our unaudited condensed consolidated interim financial statements, and accounting consultations required to perform an audit in accordance with generally accepted auditing standards.

Audit-Related Fees

There were no audit-related services by PricewaterhouseCoopers LLP in the years ended June 30, 2020 or 2019.

Tax Fees

Aggregate non-audit related tax fees billed for professional services rendered by PricewaterhouseCoopers LLP for the year ended June 30, 2020 and June 30, 2019 were $371,300 and $517,000, respectively. The tax fees for the years ended June 30, 2020 and 2019 were for strategic tax planning and divestiture services, tax reform, tax compliance, general tax consulting and assistance with income tax audits.

All Other Fees

In addition to the fees described above, aggregate fees of $1,800 were billed by PricewaterhouseCoopers LLP during each of the years ended June 30, 2020 and 2019, for fees related to a research tool that we access through PricewaterhouseCoopers LLP.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has approved the engagement of PricewaterhouseCoopers LLP to perform auditing services for the current fiscal year ending June 30, 2021. In accordance with Company policy, any additional audit or non-audit services must be approved in advance. All of the professional services provided by PricewaterhouseCoopers LLP during the years ended June 30, 2020 and June 30, 2019 were approved or pre-approved in accordance with the policies of our Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee reports to and assists the Board in providing oversight of the financial management, independent auditors and financial reporting procedures of the Company. Each member of the Audit Committee is ''independent'' within the meaning of applicable NYSE listing standards. The Audit Committee has adopted a written charter describing its functions, which has been approved by the Board.

Our management is responsible for preparing our financial statements and the overall reporting process, including our system of internal controls. Our independent auditors, PricewaterhouseCoopers LLP, are responsible for auditing the financial statements and our system of internal controls over financial reporting and expressing opinions thereon.

In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

In addition, the Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Committee concerning independence, and has discussed with the independent auditors the independent auditors' independence.

The Committee discussed with our independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of our internal controls and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended June 30, 2020 for filing with the SEC. The Committee also has recommended to the Board the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2021.

Michael J. Merriman, Chair
David J. Grissen
M. Ann Rhoades
David P. Williams
Members of the Audit Committee

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal 2020, we were not a party to any related party transactions covered by the Exchange Act rules.

Our Related Party Transaction Approval Policy sets forth our policies and procedures for the review, approval or ratification of certain related party transactions by the Nominating and Corporate Governance Committee. The policy applies to any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the Company, or any of its subsidiaries, is or will be a participant and in which a related person has a direct or indirect interest, but exempts the following:

- Payment of compensation by the Company to a related party for the related party's service to the Company as a director, officer or employee;

- Transactions available to all employees or all shareholders of the Company on the same terms;

- Transactions that, when aggregated with the amount of all other transactions between the Company and the related party or any entity in which the related party has an interest, involve less than $10,000 in a fiscal year; and

- Transactions in the ordinary course of the Company's business at the same prices and on the same terms as are made available to customers of the Company generally.

The Nominating and Corporate Governance Committee must approve any related party transaction subject to this policy before commencement of the related party transaction; provided, however, that if a related party is only first identified after it commences or first becomes a related party transaction, it must be brought to the Nominating and Corporate Governance Committee for ratification. Alternatively, the Nominating and Corporate Governance Committee has delegated authority to its Chair to approve related party transactions if they arise between the Nominating and Corporate Governance Committee's meetings.

The Nominating and Corporate Governance Committee will analyze the following factors, in addition to any other factors it deems appropriate, in determining whether to approve a related party transaction:

- Whether the terms are fair to the Company;

- Whether the transaction is material to the Company;

- The role the related party has played in arranging the related party transaction;

- The structure of the related party transaction; and

- The interests of all related parties in the related party transaction.

The Nominating and Corporate Governance Committee may, in its sole discretion, approve or deny any related party transaction. Approval of a related party transaction may be conditioned upon the Company and the related party taking any actions that the Nominating and Corporate Governance Committee deems appropriate. The Nominating and Corporate Governance Committee reviews this policy on an annual basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 4, 2020, the ownership of our common stock by each shareholder who is known by us to own beneficially more than 5% of our outstanding shares, by each director and director nominee, by each executive officer identified in the Summary Compensation Table, and by all current executive officers and directors as a group. Except as indicated below, the parties listed in the table have the sole voting and investment power with respect to the shares indicated. Unless otherwise indicated, the address for each person or entity named below is c/o Regis Corporation, 3701 Wayzata Boulevard, Suite 500, Minneapolis, Minnesota 55416. Our Company had 35,665,777 shares of common stock issued and outstanding as of September 4, 2020.

Name of Beneficial Owner or Identity of Group		Number of Shares Beneficially Owned[1] (#)	Percent of Class (%)
More than 5% Shareholders	Birch Run Capital Advisors, LP[2]	10,655,170	29.9
	BlackRock, Inc.[3]	3,900,256	10.9
	Cramer Rosenthal McGlynn, LLC[4]	2,960,244	8.3
	Dimensional Fund Advisors LP[5]	2,781,349	7.8
	The Vanguard Group[6]	2,682,145	7.5
	Renaissance Technologies LLC[7]	2,109,098	5.9
	AllianceBernstein L.P.[8]	1,914,050	5.4
Named Executive Officers	Hugh E. Sawyer[9]	1,064,894	2.9
	Kersten D. Zupfer	15,027	*
	Eric A. Bakken[10]	220,744	*
	Chad Kapadia	8,139	*
	James A. Townsend	—	*
	Andrew H. Lacko	35,752	*
Directors and Nominees (in addition to Mr. Sawyer, who is listed above):	Felipe A. Athayde	—	*
	Daniel G. Beltzman[2]	10,672,250	29.9
	Virginia Gambale	14,314	*
	David J. Grissen	42,336	*
	Mark S. Light	42,336	*
	Michael J. Merriman	62,730	*
	M. Ann Rhoades	30,840	*
	David P. Williams[11]	116,004	*
All current executive officers and directors as a group (fifteen persons)[12]		12,313,490	33.2

* less than 1%

1 Includes the following shares not currently outstanding but deemed beneficially owned because of the right to acquire them pursuant to restricted stock units that vest within 60 days or have vested but have not yet been distributed: 17,535 shares for Mr. Beltzman, 14,314 shares for Ms. Gambale, 42,336 shares for Messrs. Grissen and Light, 52,730 shares for Mr. Merriman, 30,840 shares for Ms. Rhoades, and 74,004 shares for Mr. Williams. Includes the following shares not currently outstanding but deemed beneficially owned because of the right to acquire them pursuant to options and SARs exercisable within 60 days: 1,000,000 shares by Mr. Sawyer, and 122,528 shares by Mr. Bakken.

2 Based on information in a Schedule 13D/A filed by Birch Run Capital Advisors, LP ("Birch Run") on August 22, 2014 and Form 4s filed by Mr. Beltzman on September 2, 2014 and March 17 and 18, 2015 reporting purchases by the Funds (as defined below), these securities are owned directly by Birch Run Capital Partners, L.P., Torch BRC, L.P. and Walnut BRC, L.P. (collectively, the "Funds"). Birch Run Capital Partners, L.P. is the record owner of 1,658,941 shares. Torch BRC, L.P. is the record owner of 3,962,648 shares. Walnut BRC, L.P. is the record owner of 5,033,581 shares. Birch Run Capital GP, LLC serves as the General Partner to Birch Run Capital Partners, L.P.; Walnut BRC GP, LLC serves as the General Partner to Walnut BRC, L.P.; and Torch BRC GP, LLC serves as the General Partner to Torch BRC, L.P.

(collectively, "the General Partners"). Mr. Beltzman and Gregory Smith are the co-Managers of the General Partners. Furthermore, Birch Run Capital Advisors, LP ("the Advisor") serves as the registered investment adviser to the Funds. BRC Advisors GP, LLC ("Advisor GP") serves as General Partner to the Advisor. Mr. Beltzman and Mr. Smith are the Limited Partners of the Adviser and the Co-managers of the Adviser GP. The Adviser, the Adviser GP, Mr. Beltzman and Mr. Smith may be deemed to share voting and dispositive power over the reported securities. Each of the Adviser, the Adviser GP, Mr. Beltzman, and Mr. Smith disclaim beneficial ownership of any interests of the reported securities in excess of such person's or entity's respective pecuniary interest in the securities. On its Schedule 13D/A, Birch Run reported sole voting power over 0 shares, shared voting power over 8,504,788 shares, sole dispositive power over 0 shares and shared dispositive power over 9,996,589 shares. Based on the Form 4s referenced above, the shared voting power number has likely increased, and the shared dispositive power number has likely increased to 10,655,170. The address for Birch Run is 1350 Broadway, Suite 2215, New York, NY 10018.

3   Based on information in a Schedule 13G/A filed by BlackRock, Inc. on February 4, 2020, BlackRock, Inc. reported sole voting power over 3,816,148 shares, shared voting power over 0 shares, sole dispositive power over 3,900,256 shares and shared dispositive power over 0 shares. BlackRock, Inc. is a parent holding company and holds the sole power to dispose or to direct the disposition of shares held by its subsidiaries BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Advisors, LLC, BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Limited, BlackRock (Netherlands) B.V. and BlackRock Financial Management, Inc. (collectively, the "BlackRock Subsidiaries"). Except for BlackRock Fund Advisors, none of the BlackRock Subsidiaries own more than 5% of our outstanding shares of common stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

4   Based on information in a Schedule 13G/A filed by Cramer Rosenthal McGlynn, LLC ("Cramer Rosenthal") on February 13, 2020, Cramer Rosenthal reported sole voting power over 2,919,872 shares, shared voting power over 0 shares, sole dispositive power over 2,960,244 shares and shared dispositive power over 0 shares. The address for Cramer Rosenthal is 520 Madison Ave., New York, NY 10022.

5   Based on information in a Schedule 13G/A filed by Dimensional Fund Advisors LP ("Dimensional") on February 12, 2020, Dimensional reported sole voting power over 2,690,845 shares, shared voting power over 0 shares, sole dispositive power over 2,781,349 shares and shared dispositive power over 0 shares. The address for Dimensional is Building One, 6300 Bee Cave Road, Austin, TX 78746.

6   Based on information in a Schedule 13G/A filed by The Vanguard Group ("Vanguard") on February 12, 2020, Vanguard reported sole voting power over 25,894 shares, shared voting power over 8,600 shares, sole dispositive power over 2,652,551 shares and shared dispositive power over 29,594 shares. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

7   Based on information on a Schedule 13G filed by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation (collectively, "Renaissance Technologies") on February 12, 2020, Renaissance Technologies reported sole voting power over 2,094,335 shares, shared voting power over 0 shares, sole dispositive power over 2,106,647 shares and shared dispositive power over 2,451 shares. The address for Renaissance Technologies is 800 Third Avenue, New York, NY 10022.

8   Based on information on a Schedule 13G filed by AllianceBernstein L.P. ("AllianceBernstein") on February 18, 2020, AllianceBernstein reported sole voting power over 1,488,681 shares, shared voting power over 0 shares, sole dispositive power over 1,914,050 shares and shared dispositive power over 0 shares. The address for AllianceBernstein is 1345 Avenue of the Americas, New York, NY 10105.

9   Shares are held in a joint brokerage account with his spouse.

10 Includes 400 shares held indirectly through a profit-sharing account.

11 Includes 2,000 shares held in a joint brokerage account with his father.

12 See footnotes 1, 2, 9, 10 and 11 for information regarding the nature of certain indirect and deemed ownership of the shares included in this amount.

USER'S GUIDE

Annual Meeting of Shareholders, October 27, 2020

This Proxy Statement is furnished to shareholders of the Company in connection with the solicitation on behalf of our Board of proxies for use at the Annual Meeting, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.

The address of our principal executive office is 3701 Wayzata Boulevard, Suite 500, Minneapolis, Minnesota 55416.

Availability of Proxy Materials

As permitted by rules adopted by the SEC, we are making our proxy materials, which include our Notice and Proxy Statement and Annual Report on Form 10-K, available to our shareholders over the Internet. We believe that this e-proxy process expedites our shareholders' receipt of proxy materials and lowers the costs and reduces the environmental impact of the Annual Meeting. In accordance with such SEC rules, we will send shareholders of record as of the close of business on August 31, 2020 a Notice of Internet Availability of Proxy Materials (the "Notice"), which mailing will commence on or about September 16, 2020. The Notice contains instructions on how shareholders can access our proxy materials and vote their shares over the Internet. If you would like to receive a printed copy of our proxy materials from us instead of downloading them from the Internet, please follow the instructions for requesting such materials included in the Notice.

Participating in the Annual Meeting

The Annual Meeting will be held at 9:00 a.m. Central Time on October 27, 2020. The Annual Meeting will be conducted completely as a virtual meeting via the Internet. Shareholders may access the meeting and submit questions electronically during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/RGS2020. You are entitled to participate in the Annual Meeting if you were a stockholder as of the close of business on August 31, 2020, the record date, or hold a valid proxy for the meeting. Shareholders will need the 16-digit control number included in the Notice, on the proxy card, or in the instructions that accompanied the proxy materials to access the Annual Meeting. Shareholders may log in to the virtual meeting platform beginning at 8:45 a.m. Central Time on October 27, 2020. Shareholders of record and beneficial owners as of the record date may vote their shares electronically live during the Annual Meeting.

Shareholders may submit questions during the Annual Meeting at www.virtualshareholdermeeting.com/RGS2020 or in advance of the meeting at www.proxyvote.com after logging in with your control number.

If you experience technical difficulties during the meeting or have trouble accessing the Annual Meeting, please call the technical support number that will be posted on the virtual shareholder meeting log in page.

Solicitation and Revocation of Proxies

In addition to the use of the mail, proxies may be solicited personally or by mail, telephone, fax, email, Internet or other electronic means by our directors, officers and regular employees who will not be additionally compensated for any such services. Proxies may also be solicited by means of press releases and other public statements.

We will pay all solicitation expenses in connection with the Notice, this proxy statement and any related proxy soliciting material of the Board, including the expense of preparing, printing, assembling and mailing such material.

Proxies to vote at the Annual Meeting are solicited on behalf of the Board. Any shareholder giving a proxy may revoke it at any time before it is exercised by participating in the Annual Meeting and revoking it or by providing written notice of revocation or by submitting another proxy bearing a later date to our Corporate Secretary at the address set forth above prior to the Annual Meeting. Such proxies, if received in time for voting and not revoked, will be voted at the Annual Meeting in accordance with the specifications indicated thereon.

Voting at the Annual Meeting

If you are a shareholder of record as of the record date, you can vote your shares in any of the following ways:

- By Internet: You can vote via the Internet by following the instructions on the Notice or by accessing, before the meeting, www.proxyvote.com or, during the meeting, www.virtualshareholdermeeting.com/RGS2020 and following the instructions contained on that website;

- By Telephone: In the United States and Canada, you can vote by telephone by following the instruction in the Notice or by calling 1-800-690-6903 and following the instructions; or

- By Proxy: You can vote by mail by requesting a full packet of proxy materials be sent to your home address. Upon receipt of the materials, you may fill out the enclosed proxy card and return it per the instructions on the card.

Unless you vote live at the Annual Meeting, we must receive your vote by 11:59 p.m. Central Time on October 26, 2020, the day before the Annual Meeting, for your vote by proxy to be counted.

If You Hold Your Shares in "Street Name"

If you hold your shares in "street name," i.e., through a bank, broker or other holder of record (a "custodian"), your custodian is required to vote your shares on your behalf in accordance with your instructions. If you do not give instructions to your custodian, your custodian will not be permitted to vote your shares with respect to "non-discretionary" items, such as the election of directors and the Say-on-Pay proposal. Accordingly, we urge you to promptly give instructions to your custodian to vote on these matters by following the instructions provided to you by your custodian. Please note that if you intend to vote your street name shares by participating in the Annual Meeting, you must provide a "legal proxy" from your custodian at the Annual Meeting.

Definitions and Glossary

Director Independence

With the adoption of our Corporate Governance Guidelines, the Board established independence standards in accordance with the requirements of the NYSE corporate governance rules. To be considered independent under the NYSE rules, the Board must affirmatively determine that a director or director nominee does not have a material relationship with us (directly, or as a partner, shareholder or officer of an organization that has a relationship with us). In addition, no director or director nominee may be deemed independent if the director or director nominee has in the past three years:

- Received (or whose immediate family member has received) more than $120,000 per year in direct compensation from us, other than director or committee fees;

- Been an employee of ours;

- Had an immediate family member who was an executive officer of ours;

- Been (or whose immediate family member has been) an affiliate or employee of a present or former internal or independent auditor of ours;

- Been (or whose immediate family member has been) employed as an executive officer of another company whose compensation committee within the past three years has included a present executive officer of ours; or

- Is currently an employee or executive officer (or has an immediate family member who is an executive officer) of another company that makes payments to us, or receives payments from us, for property or services in an amount that, in any single fiscal year, exceeds the greater of $1.0 million or 2% of such other company's consolidated gross revenues.

Voting Rights and Requirements

Only shareholders of record as of the close of business on August 31, 2020 will be entitled to sign proxies or to vote. On that date, there were 35,626,077 shares issued, outstanding and entitled to vote. Each share of common stock is entitled to one vote. A majority of the outstanding shares present or by proxy at the Annual Meeting is required to transact business, and constitutes a quorum for voting on items at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted as being present at the Annual Meeting in determining the quorum, but neither will be counted as a vote in favor of a matter. A "broker non-vote" is a proxy submitted by a bank, broker or other custodian that does not indicate a vote for some of the proposals because the broker does not have or does not exercise discretionary voting authority on certain types of proposals and has not received instructions from its client as to how to vote on those proposals.

Vote Required

The table below summarizes the proposals that will be voted on, the vote required to approve each item, voting options, how votes are counted and how the Board recommends you vote:

Proposal	Vote Required	Voting Options	Board Recommendation[1]	Broker Discretionary Voting Allowed[2]	Impact of Abstention
Item 1 Election of the seven director nominees listed in this Proxy Statement	Majority of votes cast "FOR" must exceed "AGAINST" votes[3]	"FOR" "AGAINST" "ABSTAIN"	"FOR" ✓	No	None
Item 2 Advisory "Say-on-Pay" vote	Majority of votes cast "FOR" must exceed "AGAINST" votes[4]	"FOR" "AGAINST" "ABSTAIN"	"FOR" ✓	No	None
Item 3 Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021	Majority of votes present in person or by proxy and entitled to vote on this item of business or, if greater, the vote required is a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting	"FOR" "AGAINST" "ABSTAIN"	"FOR" ✓	Yes	"AGAINST"

1   If you are a registered holder and you sign and submit your proxy card without indicating your voting instructions, your shares will be voted in accordance with the Board's recommendation.

2   A broker non-vote will not count as a vote for or against a director or the Say-on-Pay vote. For Item 3, a broker non-vote will have no effect unless a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting is required in order to approve the item, then a broker non-vote will have the same effect as a vote "AGAINST."

3   In an uncontested election of directors at which a quorum is present, if any nominee for director receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, our Corporate Governance Guidelines require that such person must promptly tender his or her resignation to the Board following certification of the shareholder vote. Our Corporate Governance Guidelines further provide that the Nominating and Corporate Governance Committee will then consider the tendered resignation and make a recommendation to the Board as to whether to accept or reject the tendered resignation. The Board will act on the tendered resignation, taking into account the Nominating and Corporate Governance Committee's recommendation, and publicly disclose its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the election. The nominee who tendered his or her resignation will not participate in the Board decisions. Cumulative voting in the election of directors is not permitted.

4   The advisory Say-on-Pay vote is not binding on us; however, we will consider the shareholders to have approved the compensation of our named executive officers if the number of shares voted "FOR" the proposal exceeds the number of shares voted "AGAINST" the proposal.

Communications with the Board

Shareholders and other interested parties who wish to contact the Board, any individual director or the independent directors as a group, are welcome to do so by writing to our Corporate Secretary at the following address: Regis Corporation, 3701 Wayzata Boulevard, Suite 500, Minneapolis, Minnesota 55416.

Comments or questions regarding our accounting, internal controls or auditing matters will be referred to members of the Audit Committee. Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to members of the Nominating and Corporate Governance Committee.

Proposals of Shareholders

Shareholders who intend to present proposals at the 2021 annual meeting of shareholders, and who wish to have such proposals included in our proxy statement for the 2021 annual meeting, must be certain that such proposals are received by us not later than May 19, 2021. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for our 2021 annual meeting.

For shareholders who intend to present proposals or director nominees directly at the 2021 annual meeting and not for inclusion in our 2021 proxy statement, we must receive notice of such proposal not later than July 29, 2021 and not earlier than June 29, 2021, provided that in the event that the date of the 2021 annual meeting is more than 30 days before or more than 70 days after the anniversary date of the Annual Meeting, notice by the shareholder must be delivered not earlier than the close of business on the 120th day prior to the 2021 annual meeting and not later than the close of business on the later of the 90th day prior to the 2021 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us. Such proposals must meet the requirements set forth in our bylaws in order to be presented at our 2021 annual meeting.

Proposals and notices of intention to present proposals at our 2021 annual meeting should be addressed to our Corporate Secretary, Regis Corporation, 3701 Wayzata Boulevard, Suite 500, Minneapolis, Minnesota 55416.

Annual Report to Shareholders and Form 10-K

Our Annual Report to Shareholders and Form 10-K, including financial statements for the year ended June 30, 2020, is available on our website at www.regiscorp.com. If requested, we will provide shareholders with copies of any exhibits to the Form 10-K upon the payment of a fee covering our reasonable expenses in furnishing the exhibits. Such requests should be directed to our Corporate Secretary, at our address stated herein.

Notice of Internet Availability of Proxy Materials

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be held on October 27, 2020.

The Notice and Proxy Statement and Annual Report on Form 10-K are available in the Investor Relations section of our website, www.regiscorp.com.

General

The Board knows of no other matter to be acted upon at the Annual Meeting. However, if any other matter is properly brought before the Annual Meeting, the shares covered by your proxy will be voted thereon in accordance with the best judgment of the persons acting under such proxy.

Your vote is very important no matter how many shares you own.

You are urged to read this proxy statement carefully and, whether or not you plan to attend the Annual Meeting, to promptly submit a proxy by telephone or through the Internet in accordance with the voting instructions provided to you.

By Order of the Board
Amanda P. Rusin
Corporate Secretary
September 16, 2020



www.regiscorp.com/investor